EXHIBIT 99.3
                                                                    ------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
AND OPERATING RESULTS

The management's discussion and analysis of financial position and operating results is prepared as at March 4, 2009 and should be read in conjunction with our audited consolidated financial statements and the notes thereto as at and for the year ended December 31, 2008. Unless the context otherwise dictates, a reference to Teck, Teck Cominco, the Company, us, we or our, refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd.; a reference to TCML refers to Teck Cominco Metals Ltd. and its subsidiaries; and a reference to Aur or Aur Resources refers to Aur Resources Inc. and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise specified, and are based on our consolidated financial statements that are prepared in accordance with Canadian generally accepted accounting principles
(GAAP). The effect of significant differences between Canadian and US GAAP are disclosed in note 24 to our consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2008. In addition, in May 2007 our Class A common and Class B subordinate voting shares were split on a two-for-one basis. All comparative figures related to outstanding shares and per share amounts have been adjusted to reflect the share split.

This management discussion and analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking information under the caption "Caution on Forward-Looking Information".

Additional information about us, including our most recent annual information form, is available free of charge on our website at www.teck.com, on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at www.sec.gov.

BUSINESS UNIT RESULTS

The table below shows our share of production of our major commodities for the last five years and expected production for 2009.

FIVE-YEAR PRODUCTION RECORD AND 2009 PLAN (OUR PROPORTIONATE SHARE)

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                                              Units                                                                      2009
                                              (000's)      2004        2005         2006        2007        2008         Plan
------------------------------------------------------------------------------------------------------------------------------------
Principal Products
  Copper contained in concentrate             tonnes        248         263          254         215         206          230
  Copper cathodes                             tonnes          -           -            -          37         107          100
                                                       -----------------------------------------------------------------------------
                                                            248         263          254         252         313          330
                                                       -----------------------------------------------------------------------------

  Metallurgical coal
    Direct share                              tonnes      9,277       9,948        8,657       9,024      11,282       20,000
    Indirect share                            tonnes      1,386       1,376        1,147       1,552       2,345            -
                                                       -----------------------------------------------------------------------------
                                                         10,663      11,324        9,804      10,576      13,627       20,000
                                                       -----------------------------------------------------------------------------

  Refined zinc                                tonnes        413         223          296         292         270          270
  Zinc contained in concentrate               tonnes        619         657          627         699         663          690

  Gold                                        ounces        261         245          263         285         279          160

Major by-Products
  Molybdenum contained in concentrate         pounds     11,631       9,482        7,929       7,133       7,119        8,500
  Refined lead                                tonnes         85          69           90          76          85           85
  Lead contained in concentrate               tonnes        119         110          129         146         133          125
===================================================================================================================================

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                            Teck 2008 Management's Discussion and Analysis    1

Notes to five-year production record and 2009 plan:

(1) In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates. In March 2004, we increased our interest in the Highland Valley Copper mine from 63.9% to 97.5%. We report 100% of the production of Quebrada Blanca and Andacollo, even though we own 76.5% and 90%, respectively of these operations because we fully consolidate their results in our financial statements.

(2) The direct share of coal production includes our proportionate share of production from the Teck Coal Partnership (formerly Elk Valley Coal Partnership), which was 35% on February 28, 2003 and increased in various increments to 40% on April 1, 2006. Fording Canadian Coal Trust (Fording) owned the remaining interest in the Teck Coal Partnership. The indirect share of coal production was from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%. In October 2008, we acquired all of the assets of Fording, which consisted primarily of its 60% interest in the Teck Coal Partnership.

(3) In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production. The Lennard Shelf zinc mine ceased production in August 2008.

(4) In 2005, refined zinc and lead production was affected by a three-month strike at our Trail metallurgical operation. In December 2004 we sold our Cajamarquilla zinc refinery.

(5) Gold production for 2009 assumes completion of the sale of our Hemlo mines that was announced in February, 2009.

(6) Asset sales and financing transactions may affect our 2009 production plans and all 2009 production estimates are subject to change based on market conditions.


Our business is the exploration for and development and production of natural resources. Through our interests in mining and processing operations in Canada, the United States and South America we are an important producer of copper and the world's second largest zinc miner. We hold a 100% direct ownership in Teck Coal, the world's second largest producer of seaborne high quality coking coal. Our principal products are copper, metallurgical coal, zinc and gold. Lead, molybdenum, various specialty and other metals, chemicals and fertilizers are by-products produced at our operations. We also sell electrical power that is surplus to the requirements of our Trail metallurgical operations and own a 20% interest in the Fort Hills oil sands project and a 50% interest in other oil sands leases in the Athabasca region of Alberta, Canada.

We manage our activities along commodity lines and are organized into business units as follows:

     COPPER       COAL        ZINC       GOLD       ENERGY       CORPORATE

Our energy business unit consists of our investments in our oil sands projects, which are in various stages of exploration and development. We continue to regard the Fort Hills oil sands project as an attractive long-term asset. However, in light of the significant cost of participation in a near-term oil sands project at this stage of the business and commodity cycle, we are exploring strategic alternatives. Our corporate business unit includes all of our activities in other commodities, our corporate growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Average commodity prices and exchange rates for the past three years, which are a key driver of our earnings, are summarized in the following table.

                                                               US$                                        CDN$
====================================================================================================================================
                                                           %                 %                       %                  %
                                              2008       chg     2007      chg    2006    2008     chg     2007       chg     2006
------------------------------------------------------------------------------------------------------------------------------------
Copper (LME Cash-$/pound)                     3.17       -2%     3.23      +6%    3.05    3.37      -3%     3.46        -    3.45
Molybdenum (Platts*-$/pound)                    29       -3%       30     +20%      25      31      -3%       32     +14%      28
Coal (realized-$/tonne)                        205     +109%       98     -13%     113     220    +110%      105     -20%     131
Zinc (LME Cash-$/pound)                       0.85      -42%     1.47      -1%    1.49    0.91     -42%     1.57      -7%    1.68
Lead (LME Cash-$/pound)                       0.95      -19%     1.17     +98%    0.59    1.01     -19%     1.25     +87%    0.67
Gold (LME PM Fix-$/ounce)                      872      +25%      697     +15%     604     931     +25%      746      +9%     683
Exchange rate (Bank of Canada)
    US$1 = CDN$                               1.07        -%     1.07      -5%    1.13
    CDN$1 = US$                               0.93        -%     0.93      +6%    0.88
====================================================================================================================================

* Published major supplier selling price in Platts Metals Week.


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2    Teck 2008 Management's Discussion and Analysis

Our revenue and operating profit before depreciation and amortization by business unit is summarized in the following table.

====================================================================================================================================
                                                                Revenues                    Operating Profit before Depreciation
                                                                                                     and Amortization *
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)                                         2008          2007          2006          2008          2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Copper                                               $ 2,156       $ 2,186       $ 2,220       $ 1,146       $ 1,459       $ 1,697
Coal                                                   2,428           951         1,177         1,226           249           483
Zinc                                                   2,071         3,052         2,999           439         1,328         1,614
Gold                                                     249           182           143            84            35            31
------------------------------------------------------------------------------------------------------------------------------------
Total                                                $ 6,904       $ 6,371       $ 6,539       $ 2,895       $ 3,071       $ 3,825
====================================================================================================================================

* Operating profit before depreciation and amortization is a non-GAAP financial measure. See USE OF NON-GAAP FINANCIAL MEASURES section for further information.

COPPER

2008 PRODUCTION: 313,000 TONNES

In 2008, we produced copper concentrates at Highland Valley Copper, Duck Pond and at Antamina, in which we have a joint-venture interest. Our Quebrada Blanca and Carmen de Andacollo mines in Chile produce cathode copper. Significant by-product zinc was produced in concentrates at both Duck Pond and Antamina, and by-product molybdenum in concentrates at Highland Valley Copper and Antamina.

During the year, we acquired the Relincho copper project in Chile through our acquisition of Global Copper Corp. We also advanced low-risk, high return capital projects that will increase production or mine life at Carmen de Andacollo and Highland Valley Copper, and completed an estimate of a significant inferred resource at Quebrada Blanca.

Copper Production           Average Copper Price             Operating Profit
(000 tonnes)                       ($/lb)                    ($ in millions)*

[GRAPHIC OMITTED]           [GRAPHIC OMITTED]                [GRAPHIC OMITTED]

                               Copper Production
                                 (000 tonnes)
                               -----------------

                             2004       2005       2006       2007       2008
------------------------------------------------------------------------------
Contained in concentrate     247.6       263        254        215        206
Cathodes                                                        37        107

                              Average Copper Price
                                    ($/lb)
                              -------------------


                             2004       2005       2006       2007       2008
------------------------------------------------------------------------------
US Dollars                   1.35       1.67       3.05       3.23       3.17
Canadian Dollars             1.76       2.02       3.45       3.46       3.37

                                Operating Profit
                               ($ in millions)*
                               ----------------

                             2004       2005      2006        2007       2008
------------------------------------------------------------------------------
Contained in concentrate      730       1110      1697        1459       1146

*  Before depreciation and amortization


In 2008, our copper operations accounted for 31% of our revenue and 40% of our operating profit before depreciation and amortization.

====================================================================================================================================
                                                                                           Operating Profit Before Depreciation and
                                                                 Revenues                                Amortization
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)                                           2008          2007         2006           2008          2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Highland Valley Copper                                  $  789       $ 1,115      $ 1,413          $ 426        $  776       $ 1,065
Antamina                                                   569           775          807            368           597           632
Quebrada Blanca                                            574           215            -            267            71             -
Andacollo                                                  142            46            -             72             9             -
Duck Pond                                                   82            35            -             13             6             -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                  $ 2,156       $ 2,186      $ 2,220         $1,146        $1,459       $ 1,697
====================================================================================================================================

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                            Teck 2008 Management's Discussion and Analysis    3

====================================================================================================================================
                                                                Production                                   Sales
------------------------------------------------------------------------------------------------------------------------------------
(000's tonnes)                                            2008          2007         2006           2008          2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Highland Valley Copper                                     116           136          167            119           137           180
Antamina                                                    77            74           87             76            74            87
Quebrada Blanca                                             86            30            -             85            32             -
Andacollo                                                   21             7            -             21             7             -
Duck Pond                                                   13             5            -             13             5             -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                      313           252          254            314           255           267
====================================================================================================================================

MARKETS

Copper

While most base metal prices peaked in 2007 and have since been in decline, copper prices peaked in July 2008 at an all time high of US$4.07 per pound. However, during the last half of the year the price fell 69%, resulting in an average annual price of US$3.17 per pound in 2008. This was slightly off the 2007 average of US$3.23 per pound.

In China, apparent annual consumption, as reported by the International Copper Study Group (ICSG), was up 13%, lower than their 2007 growth of 26%. Weak demand early in 2008 in Europe, the United States and Japan accelerated as a lack of confidence in global financial markets caused a pull back in investment and spending around the world.

Copper mine supply was again affected by large unexpected mine production losses. In 2007, global copper mine production losses from plan totalled over
1.0 million tonnes of contained copper due to lower grade ores, labour and weather disruptions, and equipment problems. In 2008, we believe these disruptions totalled close to 1.3 million tonnes of contained copper.
Announcements of economic and grade-related production cuts for 2009 are already more than 1.2 million tonnes of contained copper.

Copper stocks on the London Metals Exchange (LME) fell in the first half of 2008 by 40% to just over 100,000 tonnes. Since the middle of July 2008, LME stocks nearly tripled to 340,000 tonnes, the highest levels since early 2004. Copper stocks on Shanghai Futures Exchange increased early in the year, up over 180%, to a high of 68,000 tonnes, but by the end of the year, stood at only 18,000 tonnes. At the end of 2008, total global stocks were up 90,000 tonnes compared to 2007, year end. Total global stocks (producer, consumer, merchant and terminal stocks) stood at 30 days of global consumption while 25-year average levels are estimated at 32 days of global consumption.


COPPER PRICE AND
  LME INVENTORY            GLOBAL DEMAND FOR COPPER      REPORTED COPPER STOCKS

[GRAPHIC OMITTED]             [GRAPHIC OMITTED]            [GRAPHIC OMITTED]


                        Copper Price and LME Inventory
                        ------------------------------

                                 US$/pound   Tonnes (000's)
                  -----------------------------------------
                    Jan-04          1.10          363.6
                    Feb-04          1.25          285.2
                    Mar-04          1.36          189.2
                    Apr-04          1.34          152.7
                    May-04          1.24          133.9
                    Jun-04          1.22          104.6
                    Jul-04          1.27           88.5
                    Aug-04          1.29          105.0
                    Sep-04          1.31           93.6
                    Oct-04          1.37           78.9
                    Nov-04          1.42           60.0
                    Dec-04          1.43           48.9
                    Jan-05          1.44           45.7
                    Feb-05          1.48           54.0
                    Mar-05          1.53           44.8
                    Apr-05          1.54           60.0
                    May-05          1.47           45.2
                    Jun-05          1.60           29.5
                    Jul-05          1.64           30.9
                    Aug-05          1.72           65.7
                    Sep-05          1.75           83.3
                    Oct-05          1.84           62.6
                    Nov-05          1.94           71.2
                    Dec-05          2.08           89.6
                    Jan-06          2.15           97.6
                    Feb-06          2.26          108.9
                    Mar-06          2.31          121.9
                    Apr-06          2.90          117.7
                    May-06          3.65          112.2
                    Jun-06          3.26           93.6
                    Jul-06          3.50           97.5
                    Aug-06          3.49          125.4
                    Sep-06          3.45          117.6
                    Oct-06          3.40          130.5
                    Nov-06          3.19          155.4
                    Dec-06          3.03          182.8
                    Jan-07          2.57          211.8
                    Feb-07          2.57          208.0
                    Mar-07          2.93          178.1
                    Apr-07          3.52          157.2
                    May-07          3.48          128.9
                    Jun-07          3.39          114.7
                    Jul-07          3.62          101.8
                    Aug-07          3.41          139.1
                    Sep-07          3.47          130.8
                    Oct-07          3.63          167.0
                    Nov-07          3.16          189.2
                    Dec-07          2.99          197.5
                    Jan-08          3.20          178.8
                    Feb-08          3.58          143.7
                    Mar-08          3.83          112.5
                    Apr-08          3.94          110.5
                    May-08          3.80          125.0
                    Jun-08          3.75          122.6
                    Jul-08          3.82          142.4
                    Aug-08          3.46          204.0
                    Sep-08          3.17          198.6
                    Oct-08          2.23          230.7
                    Nov-08          1.68          291.7
                    Dec-08          1.39          339.8

                           Global Demand for Copper
                           ------------------------

                              Rest of the World              China
           -----------------------------------------------------------
           1982                     8.649                    0.380
           1983                     8.723                    0.380
           1984                     9.543                    0.390
           1985                     9.295                    0.420
           1986                     9.625                    0.450
           1987                     9.944                    0.470
           1988                    10.010                    0.465
           1989                    10.359                    0.528
           1990                    10.360                    0.512
           1991                    10.182                    0.590
           1992                    10.100                    0.911
           1993                    10.051                    0.984
           1994                    10.756                    0.798
           1995                    10.894                    1.152
           1996                    11.306                    1.276
           1997                    11.815                    1.269
           1998                    12.046                    1.422
           1999                    12.764                    1.506
           2000                    13.253                    1.877
           2001                    12.546                    2.357
           2002                    12.382                    2.775
           2003                    12.624                    3.097
           2004                    13.463                    3.565
           2005                    13.120                    3.815
           2006                    13.547                    3.967
           2007                    13.248                    4.600
           2008                    13.278                    4.807

                            Reported Copper Stocks
                            ----------------------

                         Tonnes            Days           25 yr average
      -------------------------------------------------------------------
      2004                884               19               32
      2005                860               19               32
      2006               1119               24               32
      2007               1421               29               32
      2008               1479               30               32



Continued increases in China's smelting capacity pushed the global copper concentrate market further into deficit. Although a surplus of copper metal is expected in the global marketplace in 2009, a continuation of mine production disruptions could again push the metal market into deficit.

MOLYBDENUM

Molybdenum prices averaged US$29 per pound in 2008, slightly lower than in 2007. Molybdenum prices started the year at US$32.50 per pound and remained between US$30 and US$33 per pound until the end of October when within a month they dropped by 70% to US$9 per pound.

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4    Teck 2008 Management's Discussion and Analysis

Chinese exports remained restricted as quotas were again reduced. Global mine production was estimated to be below demand in 2008, and proposed new projects were not due into the market until at least late 2009. Many of these projects have now been deferred or delayed.

In late September, a global decline in the demand for steel resulted in a dramatic and swift series of production cuts designed to offset rising steel inventories. These production cuts resulted in the deferral and cancellation of many supply contracts to the steel industry. Although molybdenum was one of the last inputs affected, the rapid liquidation of high priced molybdenum inventories caused the most significant decline of any metal in 2008.

With molybdenum prices trading below US$10 per pound going into 2009, several major projects have announced economic delays and deferrals. Junior and developing primary molybdenum miners are now finding it difficult to raise necessary financing. The lack of investment in new projects could have long-term effects on supply when demand recovers.


OPERATIONS

Highland Valley Copper Mine

We have a 97.5% interest in Highland Valley Copper, located in south central British Columbia. Operating profit before depreciation and amortization was $426 million in 2008 compared with $776 million in 2007 and $1.1 billion in 2006. The reduction in Highland Valley's 2008 operating profit was due mainly to a 13% decrease in copper sales volumes driven by the lower production levels and negative pricing adjustments of $185 million compared with positive pricing adjustments of $18 million in 2007.

Highland Valley Copper is executing a two-phase mine life extension that requires push backs of the east and west walls of the Valley pit, which will facilitate mining until 2019. East wall stripping will be completed in 2009, enabling mining to 2013 with average production of 125,000 tonnes of copper per year. West wall stripping will start in late 2009, although the majority of west wall stripping originally planned for 2009 has been deferred to 2010. West wall stripping is scheduled for completion in 2013. Mining equipment, including two shovels, eight haul trucks, a production loader, and several large support equipment units were added to the mine's fleet in 2008, properly positioning Highland Valley to execute the life of mine plan extension requirements.

Highland Valley's 2008 copper production was 119,300 tonnes, which was 14% lower than in 2007. The lower production was due to a higher proportion of material in the feed from the Lornex pit and the mill processed lower grade, softer ore in 2008 at lower recoveries. Molybdenum production was slightly higher than 2007 levels at 4.2 million pounds.

During the first half of 2009, Highland Valley Copper will continue to draw a large proportion of clay-bearing ore from the Lornex pit and recoveries are expected to remain similar to 2008 levels. Recoveries are expected to improve to between 86% and 88% in the second half of the year, together with higher copper grades. Highland Valley's production in 2009 is estimated at 130,000 tonnes of copper and 6.5 million pounds of molybdenum.

Antamina Mine

We have a 22.5% interest in the Antamina mine, a large copper and zinc mine at high elevation in Peru. Our partners are BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). Our share of operating profit before depreciation and amortization was $368 million in 2008 compared with $597 million in 2007 and $632 million in 2006. The reduction in Antamina's 2008 operating profit compared with 2007 was due mainly to lower average realized metal prices, and higher operating and distribution costs.

Antamina's copper production in 2008 was 343,700 tonnes, or 4% higher than in 2007. Zinc production increased by 19% to 347,800 tonnes in 2008 as a result of higher ore grades and the processing of a greater amount of copper-zinc ores in the year. Molybdenum production totalled 13.4 million pounds, 5% lower than in 2007. Ore throughput was affected by a winding failure in the Semi Autogenous Grinding (SAG) mill motor in late 2007 and early in 2008, requiring mill down time and reduced milling rates throughout the year.

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                            Teck 2008 Management's Discussion and Analysis    5

Antamina engaged in several major projects during 2008, including further raising of the tailings dam, finalization and commissioning of a pebble crushing circuit, commencement of new camp facilities, and the pre-feasibility study of a significant expansion of milling and flotation capacity. Antamina's production in 2009 is expected to be 335,000 tonnes of copper, 400,000 tonnes of zinc and 9 million pounds of molybdenum.

Work will continue on a SAG mill by-pass that will allow continued operation of the ore processing circuit during repair and replacement of SAG mill motor components, and the potential expansion project will be progressed through further study and engineering design.

Quebrada Blanca Mine

Quebrada Blanca is located in northern Chile, 240 kilometres southeast of the City of Iquique, at 4,400 metres elevation. We own 76.5% of Quebrada Blanca. Our partners are Inversiones Mineras S.A. (IMSA) 13.5% and Empresa Nacional de Minera (ENAMI) 10%. The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electro-winning processes (SX-EW). Plant capacity is 85,000 tonnes per year. Operating profit before depreciation and amortization was $267 million in 2008 compared with $71 million in 2007 when operating results reflected our ownership from late August 2007. In addition, we also recorded a $149 million impairment charge against the goodwill allocated to Quebrada Blanca as a result of the decline in copper prices.

The Quebrada Blanca supergene ore body has a mine life to 2014 with cathode production continuing until 2016. Production from Quebrada Blanca in 2008 was 85,400 tonnes representing a new production record. Similar production is expected for 2009.

Approximately 30,000 metres of in-fill drilling was completed to better define the hypogene resources below the existing supergene pit. In March 2008, we announced a new 1.03 billion tonne inferred resource grading 0.5% copper and 0.020% molybdenum, representing 11 billion pounds of contained copper and 450 million pounds of contained molybdenum.

A scoping study was commenced to evaluate development alternatives for a future concentrator to exploit the hypogene resource. This work includes evaluating alternative plant site locations, water supply alternatives, power supply, concentrate pipeline routes and potential port sites. The scoping study is expected to be completed at the end of the first quarter of 2009. A limited program including additional drilling and metallurgical testing is planned for 2009. As part of our capital spending reductions for 2009, we have deferred further work on the study for the potential hypogene project.

Carmen De Andacollo Mine

We have a 90% interest in Carmen de Andacollo mine in Chile, located 350 kilometres north of Santiago, with the remaining 10% owned by ENAMI. Operating profit before depreciation and amortization was $72 million in 2008 compared with $9 million in 2007 when operating results reflected our ownership from late August 2007. In addition, we also recorded a $186 million impairment charge against the goodwill allocated to Carmen de Andacollo as a result of the decline in copper prices.

Carmen de Andacollo was awarded the John T. Ryan award in 2008 for safety performance in 2007. At the end of 2008, the mine had recorded three years without a lost-time accident.

Carmen de Andacollo produced 21,100 tonnes of copper cathode in 2008, while sales volumes were similar at 20,900 tonnes. The mine's cathode copper production for 2009 is estimated at 17,000 tonnes.

The development of Carmen de Andacollo's concentrate project is progressing according to plan. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 76,000 tonnes (168 million pounds) of copper and 53,000 ounces of gold in concentrate annually, on average, over the first 10 years of the project. The capital cost forecast for the project is US$410 million using US$1 = 535
Chilean pesos exchange rate, of which US$249 million has been spent from inception to December 31, 2008. The project is expected to be commissioned in the fourth quarter of 2009 and achieve commercial production in the first half of 2010.

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6    Teck 2008 Management's Discussion and Analysis

Duck Pond Operations

The Duck Pond copper-zinc operation is located in central Newfoundland and achieved commercial production in April 2007. Duck Pond's operating profit before depreciation and amortization was $13 million in 2008 compared with $6 million in 2007 when operating results reflected our ownership from late August 2007. In addition, we also recorded an impairment charge of $116 million against Duck Pond and wrote off $10 million of goodwill as a result of the decline in copper and zinc prices and the mine's short life.

Copper production was 12,800 tonnes while zinc production was 19,000 tonnes. Mill throughput and recovery targets were not achieved due to lack of available ore feed from the underground workings. Production was also affected by lower than planned feed grades due to dilution.

Development of the lower ore zones is expected to be complete by the end of the second quarter of 2009, which will allow access to new production areas. Duck Pond's production in 2009 is estimated at 17,000 tonnes of copper and 25,000 tonnes of zinc in concentrate.

TECHNOLOGY

Cominco Engineering Services Ltd. (Cesl)

Our proprietary hydrometallurgical technology has been developed over many years by CESL to provide an environmentally superior method for treating copper, copper-gold and nickel-copper concentrates, particularly those that present challenges to conventional smelting due to their composition. Our efforts are focused on the final commissioning and start-up of the Vale 10,000 tonne per year copper plant in Carajas, Brazil, and the development and testing of an appropriate flow sheet to process a bulk copper-nickel concentrate from Mesaba in northern Minnesota. We continue to make process improvements, and to pursue internal and third party opportunities where the CESL process and the expertise of our staff can offer economic solutions for projects with challenging metallurgical issues or other logistical problems.

EXPLORATION AND DEVELOPMENT

Chile, Turkey, Canada, the United States, Mexico, Peru, Brazil, Argentina, Australia and Namibia were the main jurisdictions for porphyry copper, porphyry copper-gold, sediment hosted copper, and iron oxide copper-gold exploration in 2008. Approximately $78 million in project costs were incurred on our copper projects in 2008. Expenditures on copper exploration will be significantly reduced in 2009 with the main focus on Chile.

Galore Creek Project

In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. to develop the Galore Creek copper-gold deposit in northwest British Columbia. After suspending construction activities in November 2007 due to escalating cost estimates and reduced operating margins, studies were initiated in 2008 aimed at re-evaluating and optimizing the project by defining a more realistic and lower risk development alternative. Alternative plant site and tailings locations were evaluated.

In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek has been reduced to approximately $36 million, which must be contributed by December 31, 2012. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded. The new funding arrangements replace the arrangements agreed by to us and NovaGold in November 2007, pursuant to which we had committed to spend an additional $72 million on studies to reassess the Galore Creek Project, of which $15.8 million had been spent to December 31, 2008, in addition to our share of other project costs. The project remains on care and maintenance.

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                            Teck 2008 Management's Discussion and Analysis    7

Relincho Project

The Relincho copper project, located in central Chile, was acquired from Global Copper Corp. in August 2008. A total of 49,100 metres of in-fill drilling was completed on the property in 2008. In the third quarter, a scoping study was initiated to investigate various development alternatives, to identify potential power and water sources, and to consider access and concentrate transport aspects. The scoping study is expected to be completed at the end of the first quarter of 2009.

Mesaba Project

A variety of work was carried out on the Mesaba copper-nickel project in northern Minnesota in 2008. A total of 13,900 metres of resource definition drilling was completed in 2008. Drilling was also carried out to provide material for a bulk sample. This sample was treated at a research facility in Minnesota to produce nine tonnes of copper-nickel concentrate which was delivered to our CESL test facility. This sample is being processed through the hydrometallurgical pilot plant at CESL to assess the feasibility of treatment for the production of copper and nickel.

Carrapateena Project

A preliminary scoping study was carried out to assess the potential development of an underground copper-gold mine at the Carrapateena property in South Australia. Drilling on the project was completed in February 2008. A resource update was completed in the fall. The mineralized zone occurs at depths from 500 to 1,000 metres which precludes open pit mining. Preliminary metallurgical test work, environmental baseline studies and capital and operating cost estimates were carried out as part of the study.

We have the right to acquire 100% of the project by making a payment to the vendor equal to 66% of its fair market value with credit for our expenditures on the project to date. We are in discussions with the vendor regarding the exercise of our option.

Petaquilla

In March 2008, we exercised our right to acquire a 26% interest in Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession, by committing to participate in development work plans and budgets. We agreed with Inmet Mining Corporation (Inmet), which holds a 48% equity interest in MPSA, on an interim basis, that Inmet would act as the operator of the project and would fund project expenditures on our behalf.

In 2008, Inmet acquired all of the outstanding common shares of Petaquilla Copper Ltd., which owns a 26% interest in MPSA. As part of our plan to reduce our debt, we withdrew from the Petaquilla project in accordance with the arrangements between us and Inmet and therefore have no further funding obligations in respect of this project. As a result, we recorded an impairment charge of $22 million in the fourth quarter of 2008.

COAL

2008 PRODUCTION: 23 MILLION TONNES (100% BASIS)

Through October 29, 2008, our coal business included a 52% direct and indirect interest in the Teck Coal Partnership (formerly the Elk Valley Coal Partnership). We increased our ownership to 100%, effective October 30, 2008, with the purchase of the assets of Fording Canadian Coal Trust.

Teck Coal operates five metallurgical coal mines in British Columbia and one in Alberta. Together, these mines represent the world's second largest exporter of seaborne hard coking coal, substantially all of which is used in the production of steel.

-------------------------------------------------------------------------------
8    Teck 2008 Management's Discussion and Analysis

In 2008, our coal operations accounted for 35% of revenue and 42% of operating profit before depreciation and amortization.

===================================================================================================================================
($ in millions)                                                                           2008               2007               2006
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                               $   2,428            $   951          $ 1,177
Operating profit before depreciation and amortization                                  $   1,226            $   249          $   483
Capital expenditures                                                                   $     118            $    35          $    18

Production volumes-100% basis (000's tonnes)                                              23,009             22,561           21,790
Sales volumes-100% basis (000's tonnes)                                                   22,978             22,677           22,614
===================================================================================================================================

MARKETS

High quality hard coking coal was in strong demand from integrated steel mills at the beginning of 2008. High steel prices and production levels were driven largely by the construction boom in China and other developing nations, while the steel industry was running at full capacity in the mature economies of Western Europe and the United States.

Concurrently, the supply of high quality hard coking coal, which had been failing to keep pace with demand by the second half of 2007 due to mine and infrastructure capacity constraints, was disrupted by severe flooding in Australia in January 2008. The confluence of strong demand and diminished supply resulted in the tripling of coal price settlements for the 2008 coal year, which runs April 1, 2008 through March 31, 2009. At the time coal settlements were completed, our average contracted US dollar coal price for the 2008 coal year was expected to be US$275 per tonne.

During 2008, the financial crisis and resulting loss of consumer confidence worldwide affected the mainstream economy and caused a sudden reversal in the steel markets. By the end of 2008, most integrated steel mills were reducing their production levels and raw material consumption in response to fewer orders and lower steel prices. With the large Australian coal producers generally having recovered from the flooding early in the year, the seaborne metallurgical coal market ended 2008 in a state of oversupply. Recently announced production cuts by metallurgical coal producers are expected to bring production levels closer to demand in the near term.

As steel production was curtailed and the steel mills were faced with excess raw material stockpiles, they began to defer coal shipments on short notice. We responded by replacing a portion of these sales through the sale of thermal coal under market tenders at then-prevailing spot prices. Accordingly, coal sales volume of 23 million tonnes was at the low end of our guidance range and our average selling price of US$205 per tonne for calendar year 2008 was at the top end of our guidance range.

Our US dollar coal prices and volumes for the 2008 coal year remain fixed under contract through March 31, 2009. However, our customers largely determine the timing of deliveries and it is not uncommon for coal sales volumes to be carried over and delivered in the following coal year. A significant amount of carryover tonnage is anticipated at the end of the 2008 coal year due to the reduction in coal shipments in late 2008 and anticipated shipments through early 2009. Contract negotiations for the 2009 coal year, which may impact the pricing on the remaining 2008 coal year carryover tonnage, have not yet concluded. Current market sentiment indicates that US dollar prices will decrease substantially for the 2009 coal year. The tonnage levels contracted for 2009 will also be impacted by the expected lower steel production and the duration of the global economic downturn.

It is anticipated that the global steel and metallurgical coal markets will continue to experience extreme volatility in the coming years. The rapid urbanization and industrialization of the developing nations is expected to continue, which should drive demand for steel and high quality hard coking coal once the current economic crisis passes. The development of new sources of high quality hard coking coal is expected to slow in the near term due to the lack of available investment capital and lower coal prices, which will likely contribute to imbalances in supply and demand in the future. Furthermore, metallurgical coal suppliers now appear to be responding more quickly to situations of oversupply with production cuts, which should result in shorter pricing downturns than were experienced in the past.

-------------------------------------------------------------------------------
                            Teck 2008 Management's Discussion and Analysis    9

OPERATIONS

Coal sales volumes of 23 million tonnes increased marginally from 2007 as continuing strong demand and fewer weather-related disruptions during the first three quarters of 2008 were offset by a marked reduction in deliveries in late 2008 as our customers took less coal in response to lower steel production. Average US dollar coal prices for the 2008 calendar year doubled to US$205 per tonne due to the very high-price settlements for the 2008 coal year that began April 1, partially offset by the carry over of approximately 3 million tonnes of 2007 coal year business and some incremental thermal coal sales made at prevailing spot prices in late 2008. Average realized Canadian dollar coal prices also more than doubled to $220 per tonne in 2008 as the average US/Canadian dollar exchange rate was similar year-over-year.

Teck Coal's  operating  profit before  depreciation  and  amortization was $1.2 billion in 2008, up significantly from $249 million in 2007 due to the substantial increase in the coal price and our acquisition of Fording's 60% interest in Teck Coal in October 2008 that provided ten months of operating profit at the 40% ownership level and two months at 100% compared with 40% for all of 2007. This was partially offset by the effect of higher strip ratios, increases in labour, fuel and other input costs and higher port loading charges at Westshore Terminals, which are variable in part with average coal sales prices. In addition, contractual rail rates were higher for eastbound coal shipments, which represent approximately 10% of our sales volumes.

ZINC

2008 PRODUCTION:           663,000 TONNES OF ZINC IN CONCENTRATE
                           270,000 TONNES OF REFINED ZINC

Our zinc business unit includes our Trail refining and smelting complex, the Red Dog Operations and the Pend Oreille Operations. Our Lennard Shelf operation in Western Australia was permanently closed in August 2008, and Pend Oreille was placed on care and maintenance in February 2009.


ZINC PRODUCTION                 AVERAGE ZINC PRICE            OPERATING PROFIT
(000 TONES)                          ($/LB)                   ($ IN MILLIONS)*

[GRAPHIC  OMITTED]                [GRAPHIC  OMITTED]         [GRAPHIC OMITTED]

                                Zinc Production
                                   (000 TONES)
                                ---------------

                                2004       2005      2006      2007      2008
------------------------------------------------------------------------------
Refined                          296        223       296       292       270
Contained in concentrate       571.3        568       558       625       566
Other divisions                   48         45        35        74        97

                              Average Zinc Price
                                    ($/lb)
                              ------------------

                                2004       2005      2006      2007      2008
------------------------------------------------------------------------------
US Dollars                      0.48       0.63      1.49     1.47       0.85
Canadian Dollars                0.62       0.76      1.68     1.57       0.91


                               Operating Profit
                               ($ in millions)*
                               ----------------

                                2004       2005      2006      2007      2008
------------------------------------------------------------------------------
Operating Profit                 459        594       1614     1328       439


*  Before depreciation and amortization

In 2008, our zinc operations accounted for 30% of revenue and 15% of operating profit before depreciation and amortization.

===================================================================================================================================
                                                                                                  OPERATING PROFIT (LOSS) BEFORE
                                                                   REVENUES                       DEPRECIATION AND AMORTIZATION
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)                                            2008         2007          2006          2008          2007      2006
------------------------------------------------------------------------------------------------------------------------------------
Trail                                                    $1,442       $1,839        $1,802       $  208         $  396    $  442
Red Dog                                                     703        1,434         1,539          240            885     1,138
Pend Oreille                                                 41           70            88         (15)             17        52
Lennard Shelf                                                26           47             -         (18)              3         -
Other                                                        50           49            38            7             11         7
Inter-Division Sales                                      (191)        (387)         (468)           17             16      (25)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                    $2,071       $3,052        $2,999       $  439        $ 1,328   $ 1,614
===================================================================================================================================

-------------------------------------------------------------------------------
10    Teck 2008 Management's Discussion and Analysis

===================================================================================================================================
                                                                   Production                                 Sales
------------------------------------------------------------------------------------------------------------------------------------
(000's tonnes)                                               2008         2007          2006        2008         2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Refined zinc
  Trail                                                       270          292           296         266          292           290
===================================================================================================================================

Contained in concentrate
  Red Dog                                                     515          575           558         529          576           536
  Pend Oreille                                                 35           29            34          35           29            35
  Lennard Shelf                                                16           21             -          18           18             -
  Other business units                                         97           74            35          96           73            36

===================================================================================================================================
   Total                                                      663          699           627         678          696           607
===================================================================================================================================

MARKETS

ZINC

Even with a global slowing in zinc consumption, growth estimates for zinc in 2008 are estimated at 1.5% according to the International Lead and Zinc Study Group (ILZSG). China accounted for all the growth, more than offsetting declines in the United States, Japan and Western Europe.

London Metal Exchange (LME) stocks rose by 164,350 tonnes to 253,500 tonnes in 2008. Total reported refined inventories (LME, Shanghai Futures Exchange
(SHFE), Producer, Consumer and Merchant) at year end were about 796,000 tonnes, or 25 days of global consumption, still well below the 25-year average of 39 days.

Prices of US$1.08 per pound at the start of the year fell to US$0.51 per pound by year end. In 2008, zinc prices averaged US$0.85 per pound, a decline of 42% from the 2007 average of US$1.47 per pound.

China imported 11% more zinc concentrates than in 2007 due to growth in refined production and capacity, while domestic mine production was reported to be flat versus 2007. In 2008, China was a net importer of 112,000 tonnes of refined zinc, versus net exports of 126,000 tonnes in 2007.


ZINC PRICE AND LME INVENTORY      GLOBAL DEMAND FOR ZINC    REPORTED ZINC STOCKS

     [GRAPHIC OMITTED]               [GRAPHIC OMITTED]       [GRAPHIC OMITTED]

                         Zinc Price and LME Inventory
                         ----------------------------

                                    US$/pound    Tonnes (000's)
                     ------------------------------------------
                         Jan-04       0.46           758.3
                         Feb-04       0.49           722.6
                         Mar-04       0.50           716.3
                         Apr-04       0.47           760.7
                         May-04       0.47           728.7
                         Jun-04       0.46           731.1
                         Jul-04       0.45           706.1
                         Aug-04       0.44           737.2
                         Sep-04       0.44           736.6
                         Oct-04       0.48           705.7
                         Nov-04       0.50           674.0
                         Dec-04       0.54           629.4
                         Jan-05       0.57           617.6
                         Feb-05       0.60           604.6
                         Mar-05       0.62           574.1
                         Apr-05       0.59           545.0
                         May-05       0.56           524.8
                         Jun-05       0.58           611.6
                         Jul-05       0.54           582.5
                         Aug-05       0.59           560.2
                         Sep-05       0.63           531.3
                         Oct-05       0.68           488.3
                         Nov-05       0.73           439.5
                         Dec-05       0.83           394.1
                         Jan-06       0.95           372.9
                         Feb-06       1.01           329.7
                         Mar-06       1.10           285.1
                         Apr-06       1.40           260.7
                         May-06       1.62           238.8
                         Jun-06       1.46           217.2
                         Jul-06       1.51           185.2
                         Aug-06       1.52           173.5
                         Sep-06       1.54           142.4
                         Oct-06       1.73           107.6
                         Nov-06       1.99            85.8
                         Dec-06       2.00            88.5
                         Jan-07       1.72            97.7
                         Feb-07       1.50            94.3
                         Mar-07       1.48           106.3
                         Apr-07       1.61            96.4
                         May-07       1.74            76.6
                         Jun-07       1.63            73.0
                         Jul-07       1.61            65.9
                         Aug-07       1.47            65.0
                         Sep-07       1.31            61.4
                         Oct-07       1.35            71.7
                         Nov-07       1.15            80.0
                         Dec-07       1.07            89.2
                         Jan-08       1.06           111.3
                         Feb-08       1.11           123.3
                         Mar-08       1.14           124.4
                         Apr-08       1.03           126.5
                         May-08       0.99           143.6
                         Jun-08       0.86           153.6
                         Jul-08       0.84           157.3
                         Aug-08       0.78           160.5
                         Sep-08       0.79           155.1
                         Oct-08       0.59           182.0
                         Nov-08       0.52           193.1
                         Dec-08       0.50           253.5

                     Global Demand for Zinc (tonnes 000's)
                     -------------------------------------

                                 Rest of World     China
                       -----------------------------------
                        1982        5.598          0.304
                        1983        5.859          0.322
                        1984        6.013          0.337
                        1985        5.998          0.349
                        1986        6.165          0.382
                        1987        6.313          0.409
                        1988        6.463          0.385
                        1989        6.324          0.391
                        1990        6.120          0.500
                        1991        6.112          0.530
                        1992        6.046          0.551
                        1993        6.079          0.530
                        1994        6.305          0.655
                        1995        6.769          0.750
                        1996        6.722          0.829
                        1997        6.992          0.830
                        1998        7.115          0.920
                        1999        7.282          1.200
                        2000        7.658          1.350
                        2001        7.420          1.500
                        2002        7.627          1.750
                        2003        7.688          2.155
                        2004        7.957          2.690
                        2005        7.570          3.041
                        2006        7.857          3.115
                        2007        7.712          3.597
                        2008        7.397          4.014

                             Reported Zinc Stocks
                             --------------------

                           Tonnes   Days       25 yr average
                 -------------------------------------------
                   2004     1040     36               39
                   2005     828      29               39
                   2006     547      18               39
                   2007     635      21               39
                   2008     836      27               39


The zinc concentrate market in 2008 was close to a balanced market. Smelters had sufficient concentrates to supply their needs but no significant stockpiles were built. The profitability of zinc mining came under pressure as the price of zinc fell steadily throughout the year. Closures of mines and production cutbacks began in July 2008. As the price declined through the balance of the year, mine closures accelerated, reducing production by an estimated 580,000 tonnes in 2008.

The closures and cutbacks affected refined production, and we estimate close to 200,000 tonnes of refined zinc was cut from 2008 global planned production.

-------------------------------------------------------------------------------
                            Teck 2008 Management's Discussion and Analysis   11

LEAD

The global market for refined lead moved into surplus in 2008 after four consecutive years of deficits. As a result, lead prices fell throughout the year to US$0.43 per pound. The LME cash price average of US$0.95 per pound in 2008 was down from the 2007 average of US$1.17 per pound. LME stocks at the end of 2008 remained similar to 2007 levels at 45,200 tonnes.


LEAD PRICE AND LME INVENTORY     GLOBAL DEMAND FOR LEAD     REPORTED LEAD STOCKS

     [GRAPHIC OMITTED]            [GRAPHIC OMITTED]          [GRAPHIC OMITTED]

                         Lead Price and LME Inventory
                         ----------------------------

                                   US$/lb   Tonnes (000's)
                     ------------------------------------
                        Jan-04      0.34         89.1
                        Feb-04      0.40         76.8
                        Mar-04      0.40         74.3
                        Apr-04      0.34         70.3
                        May-04      0.37         59.6
                        Jun-04      0.39         45.5
                        Jul-04      0.43         37.2
                        Aug-04      0.42         36.3
                        Sep-04      0.42         53.4
                        Oct-04      0.42         49.6
                        Nov-04      0.44         41.3
                        Dec-04      0.44         40.7
                        Jan-05      0.43         35.7
                        Feb-05      0.44         33.6
                        Mar-05      0.46         33.3
                        Apr-05      0.45         33.6
                        May-05      0.45         32.3
                        Jun-05      0.45         42.1
                        Jul-05      0.39         64.7
                        Aug-05      0.40         54.2
                        Sep-05      0.42         39.8
                        Oct-05      0.46         49.4
                        Nov-05      0.46         39.8
                        Dec-05      0.51         43.6
                        Jan-06      0.57         59.8
                        Feb-06      0.58         77.4
                        Mar-06      0.54         89.6
                        Apr-06      0.53         99.8
                        May-06      0.53        111.1
                        Jun-06      0.44        111.4
                        Jul-06      0.48        101.7
                        Aug-06      0.53         78.7
                        Sep-06      0.61         60.7
                        Oct-06      0.69         45.2
                        Nov-06      0.74         43.8
                        Dec-06      0.78         41.1
                        Jan-07      0.76         39.1
                        Feb-07      0.81         32.1
                        Mar-07      0.87         33.3
                        Apr-07      0.91         41.6
                        May-07      0.95         47.6
                        Jun-07      1.10         45.1
                        Jul-07      1.40         37.6
                        Aug-07      1.41         25.4
                        Sep-07      1.46         22.2
                        Oct-07      1.69         39.4
                        Nov-07      1.51         44.0
                        Dec-07      1.18         45.5
                        Jan-08      1.18         48.7
                        Feb-08      1.39         45.8
                        Mar-08      0.99         49.1
                        Apr-08      1.28         56.4
                        May-08      1.01         66.2
                        Jun-08      0.85        101.9
                        Jul-08      0.88         91.0
                        Aug-08      0.87         81.9
                        Sep-08      0.85         64.3
                        Oct-08      0.67         48.6
                        Nov-08      0.59         64.3
                        Dec-08      0.44         45.2

                             Global Demand for Lead
                                (tonnes 000's)
                            ------------------------

                                  Rest of World             China
               ---------------------------------------------------
               1982                  4.934                  0.191
               1983                  4.932                  0.210
               1984                  5.030                  0.224
               1985                  4.967                  0.243
               1986                  5.054                  0.249
               1987                  5.124                  0.256
               1988                  5.164                  0.250
               1989                  5.387                  0.250
               1990                  5.215                  0.244
               1991                  5.078                  0.250
               1992                  5.044                  0.261
               1993                  4.903                  0.305
               1994                  5.199                  0.295
               1995                  5.365                  0.445
               1996                  5.505                  0.470
               1997                  5.568                  0.485
               1998                  5.560                  0.505
               1999                  5.718                  0.524
               2000                  5.925                  0.590
               2001                  5.780                  0.700
               2002                  5.686                  0.950
               2003                  5.641                  1.183
               2004                  5.786                  1.510
               2005                  5.828                  1.973
               2006                  5.856                  2.213
               2007                  5.600                  2.573
               2008                  5.212                  3.211


                             Reported Lead Stocks
                             --------------------

                            Tonnes           Days       25 yr average
         ------------------------------------------------------------
           2004              293              15                27
           2005              288              14                27
           2006              270              12                27
           2007              264              12                27
           2008              274              12                27


For the seventh consecutive year, global refined lead consumption was above the 25-year trend growth of 1.6% per year. China's growth was greater than the rest of the world combined, as China's electric bike fleet increased the number of bikes sold by an estimated 10%. Electric bikes in China now account for 27% of China's refined lead consumption. The export taxes instituted by China in 2007 continued to have an effect on lead exports from China. China exported on average 17,000 tonnes per month in 2007, while in the first six months of 2008 exports averaged 4,000 tonnes per month. In the second half of 2008, China turned from an exporter of refined lead to an importer.

OPERATIONS

Trail Operations

Our Trail Operations, located in British Columbia, include one of the world's largest fully-integrated zinc and lead smelting and refining complexes, and the Waneta hydroelectric dam and transmission system. The metallurgical operations at Trail produce refined zinc and lead, and a variety of precious and specialty metals, chemicals and fertilizer products. The Waneta dam provides power to the metallurgical operations. Surplus power is sold through the transmission system to customers in British Columbia and the United States.

Trail metal operations contributed $146 million to operating profits before depreciation and amortization in 2008 compared with $336 million in 2007, with the reduction due primarily to lower prices for both lead and zinc and lower zinc sales. These lower zinc sales were partially offset by higher lead sales volumes and higher contribution margins from specialty metals and sulphur products.

Refined zinc production of 270,000 tonnes was 22,000 tonnes lower than in 2007. A series of technical and operational problems in the leaching and purification areas, which were resolved early in the third quarter, affected production.

Additionally, in response to changing market conditions we reduced refined zinc production by approximately 4,000 to 5,000 tonnes per month, commencing in November 2008. This 20% curtailment, which will remain in place until at least May 2009, leaves the operation with sufficient metal to meet customer needs. Refined lead production will not be affected. Power sales are expected to increase by approximately 15 gigawatt hours per month during the curtailment, improving profitability.

Refined lead production of 85,000 tonnes exceeded 2007 levels by 8,600 tonnes, but was lower than plan due to operational issues in the drossing plant. We achieved a refined germanium production record through improved recovery initiatives.

The Waneta dam is one of several hydroelectric generating plants in the region operated through contractual arrangements under which we currently receive approximately 2,750 gigawatt hours of energy entitlement per year, regardless of the water flow available for power generation. We sell energy surplus to our needs to third parties at market rates.

-------------------------------------------------------------------------------
12    Teck 2008 Management's Discussion and Analysis

Higher average power prices boosted operating profit before depreciation and amortization from surplus power sales to $62 million in 2008 from $60 million the previous year. Sales volumes were down 11% as a result of generation reductions in the spring during off peak hours when prices were low.

Capital expenditures for the year totalled $44 million. The most significant projects completed were the replacement of an acid storage tank and upgrades to the silver refinery ventilation and security controls. The remaining expenditures were directed to upgrade projects, each totalling less than $2 million. In addition, we completed upgrade work on the Waneta dam electrical infrastructure at a cost of $6 million.

In 2009, we expect to produce 85,000 tonnes of refined lead and 17.6 million ounces of silver. We are curtailing refined zinc production by about 20% or about 4,000 to 5,000 tonnes per month until at least May, at which time production rates may be increased depending on market conditions. Our current forecast for refined zinc production is 270,000 tonnes.

Red Dog Operations

Red Dog's location in northwest Alaska exposes the operation to severe weather and winter ice conditions, which can significantly impact production and sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping window that normally runs from early July to late October. Because of this short ocean shipping window, Red Dog's sales volumes are normally higher in the last six months of the year, which can result in significant volatility in its quarterly earnings, depending on metal prices.

Zinc and lead production in 2008 declined by 10% due to lower mill availability. The availability was reduced by mechanical problems including the failure of a crusher shaft. Site operating costs increased 9% over 2007, resulting in a 20% increase in unit operating costs due to both higher fuel and supply costs, and lower concentrate production.

Red Dog's 2008  shipping  season began on July 11 and was  completed on October
27. Final tonnages shipped for 2008 were 916,000 tonnes of zinc concentrate and 245,000 tonnes of lead concentrate. Due to sea-ice and adverse weather conditions, the last vessel departed without a full shipment. Metal in concentrate available for sale from January 1, 2009 to the beginning of next year's shipping season is 221,000 tonnes of zinc in concentrate. All off site lead inventories had been sold as at December 31, 2008.

In accordance with the operating agreement governing Red Dog, the royalty to NANA Regional Corporation Inc. (NANA) is now at 25% of net proceeds of production. The NANA royalty charge in 2008 was US$92 million compared with US$190 million in 2007. The net proceeds royalty will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012. NANA has advised us that it ultimately shares approximately 62% of the royalty with other Regional Alaskan Native Corporations pursuant to section 7(i) of the Alaskan Native Claims Settlement Act.

Red Dog's operating profit before depreciation and amortization declined significantly to $240 million in 2008 from $885 million in 2007 and $1.1 billion in 2006. The reduction in 2008 operating profit compared with 2007 was due mainly to the lower realized price of zinc and lead and a 9% reduction in zinc sales volumes reflecting the lower production levels.

Capital spending in 2008 included US$15 million for tailings dams and US$26 million on other sustaining capital projects and US$4 million for drilling and other costs on the Aqqaluk deposit.

We continue with the long-term dewatering of our nearby shallow shale-gas exploration wells. The five-hole system commissioned in the first half of 2008 is operated continuously throughout the year. Although additional drilling and capital expenditures are on hold, we will continue to operate the dewatering system in 2009 with gas flow tests conducted when the formation has been sufficiently dewatered. The flow tests will form the basis for decisions related to the economic feasibility of converting from diesel-fired power to natural gas obtained from the shale formations.

We expect 2009 production to be approximately 570,000 tonnes of zinc in concentrate and 125,000 tonnes of lead in concentrate.

-------------------------------------------------------------------------------
                            Teck 2008 Management's Discussion and Analysis   13

WATER DISCHARGE AND AQQALUK PERMITTING

The approval process for the Aqqaluk Supplemental Environmental Impact Statement (SEIS) and the time-table for the issuance of the renewal of our operation's water discharge permit remain largely on schedule. We anticipate that the renewed permit will be issued during the third quarter of 2009. The issuance of the permit is subject to approval by any party who has commented on the draft SEIS. The 2007 renewal of our water permit was appealed and the permit was subsequently withdrawn over procedural concerns. An appeal of the pending permit is also possible. This could result in a stay of the issuance of the permit and delay access to the Aqqaluk deposit. At current production rates, we estimate that the main pit will be exhausted by the end of the first quarter of 2011. If the permit is delayed beyond the first quarter of 2010, production at Red Dog could be limited or curtailed.

The mine is operating under a consent decree as the existing permit contains end-of-pipe limitations on total dissolved solids (TDS) that the mine cannot meet on a sustained basis. TDS are non-toxic salts created because of the water treatment process to eliminate metals from the mine's discharge water. The largest constituent of this TDS is gypsum, a common component in "hard" water. Pending approval of the SEIS and the issuance of the renewal permit, we will continue to operate under the existing water discharge permit. The mine's discharge complies with the criteria in the consent decree and those anticipated in the renewed discharge permit, which the EPA has determined to be fully protective of the environment. However, there can be no assurance that the past and ongoing violations of the existing permit will not result in other civil claims. Appeals of the SEIS, renewed permit or other permits could delay the mining of Aqqaluk beyond 2010.

In addition to treating mill effluent and runoff from areas disturbed by mining, we collect and treat run-off from areas where naturally occurring acidic drainage historically impacted water quality. As a result, water quality has improved and fish now spawn in areas where pre-mining conditions caused fish mortality.

Pend Oreille Operations

Our Pend Oreille mine, located in north-eastern Washington State, produces zinc and lead concentrates, which are delivered to our Trail smelter 80 kilometres to the northwest, in British Columbia.

Mine production in 2008 was 35,000 tonnes of zinc and 5,700 tonnes of lead compared with 28,800 tonnes of zinc and 4,200 tonnes of lead in 2007. Zinc production was 6,200 tonnes higher in 2008 than in 2007 as a result of increased throughput and higher-grade ore, coupled with better mill recoveries.

The mine incurred a $15 million operating loss before depreciation and amortization in 2008 compared with a profit of $17 million in 2007 due to significantly lower zinc and lead prices.

Due to reduced metal demand and persistent weakness in zinc prices, we also recorded a pre-tax impairment charge of $51 million and the mine was shut down in February 2009, affecting approximately 165 employees. We have transitioned the operation to care and maintenance with a view to a potential restart in the event of a significant market improvement.

Lennard Shelf Operations

In August, 2008, together with our partner Xstrata Zinc, we permanently closed the Pillara mine at Lennard Shelf in Western Australia. Production from the Pillara mine was 30,800 tonnes of zinc and 9,000 tonnes of lead in concentrate in 2008 compared with 42,100 tonnes of zinc and 12,400 tonnes of lead in 2007. Our share of the operating loss in 2008, before depreciation and amortization, was $18 million compared with a profit of $3 million in 2007. We also recorded a pre-tax impairment charge of $12 million due to the closure.

Technology Marketing

The Product Technology Centre (PTC) in Mississauga, Ontario, supports our zinc customers by developing and implementing technologies and alloys for continuous and general galvanizing. In addition, the group supports the zinc

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14    Teck 2008 Management's Discussion and Analysis
market in collaboration with the International Zinc Association by pursuing independent research and development related to zinc-based batteries.

In lead, the battery technology group at PTC develops and markets technologies that improve the manufacture of lead acid batteries by decreasing weight and contained lead, and improving performance. The new Continuous Paste Mixer
(CPM(TM)) was brought to market in 2008 and shows a considerable amount of promise. PTC works with our wholly owned subsidiary H. Folke Sandelin AB in Sweden in the development of the extruder (CRX(TM)) for the manufacture of positive and negative plates for lead acid batteries. Sandelin, the leading producer of continuous extruders for the lead sheathing of power cables, benefitted from the strong cable business in 2008.

EXPLORATION

Alaska, Ireland, and Australia were the main jurisdictions for sediment hosted and Irish-type zinc exploration. Approximately $16 million in project costs were incurred for zinc projects in 2008. Encouraging drill results warranting further exploration were returned from the Noatak project in the Red Dog district (Alaska) and the Limerick district of Ireland. An early-stage project for sediment-hosted zinc was initiated in northern Queensland, northeast of the Century mine. Zinc exploration in 2009 will be significantly reduced, focused on core assets and internal opportunities.

GOLD

2008 PRODUCTION: 279,000 OUNCES

In February 2009, we announced the sale of our 50% interest in the Williams and David Bell mines in Ontario. Upon closing, which is expected in the second quarter of 2009, our gold business will consist of our 40% interest in the Pogo mine in Alaska, our 78.8% interest in the Morelos development project in Mexico and our 60% interest in the Agi Dagi and Kirazli projects in Turkey. We are pursuing the potential sale of our gold assets.

In 2008, our gold operations accounted for 4% of revenue and 3% of operating profit before depreciation and amortization.


====================================================================================================================================
                                                                                              Operating Profit Before Depreciation
                                                                  Revenues                              and Amortization
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)                                           2008          2007          2006          2008          2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Pogo                                                     $ 130         $  59         $   -          $ 55          $ 16          $  -
Hemlo                                                      119           123           143            29            19            31
------------------------------------------------------------------------------------------------------------------------------------
Total                                                    $ 249         $ 182         $ 143          $ 84          $ 35          $ 31
------------------------------------------------------------------------------------------------------------------------------------

                                                                 Production                                  Sales
------------------------------------------------------------------------------------------------------------------------------------
(000's ounces)                                            2008          2007          2006          2008          2007          2006
------------------------------------------------------------------------------------------------------------------------------------
Pogo                                                       139           104            45           141            93            39
Hemlo                                                      130           169           205           127           165           207
Other business units                                        10            12            13            10            13            11
------------------------------------------------------------------------------------------------------------------------------------
Total                                                      279           285           263           278           271           257
====================================================================================================================================

MARKETS

Gold prices averaged US$872 per troy ounce in 2008, up 25% from the 2007 average. Growth in gold as an investment continues to be the main driver of the strong prices. A falling US dollar and rising oil prices saw gold prices increase early in the year to their historic high of US$1,023 per troy ounce in March. The US dollar strengthened over the summer and

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                           Teck 2008 Management's Discussion and Analysis    15
gold prices retreated to near US$700 per troy ounce. A flight from equities and commodities in the fourth quarter pushed gold prices back up to about US$900 per troy ounce.

Global mine production fell by 4% in 2008 to 2,385 tonnes while scrap supply rose 13% and net official sector sales fell by 43%. Overall supply fell 4% to 3,772 tonnes. Supply is expected to be marginally higher in 2009 with mine supply and scrap supply up marginally and net official sector sales likely to remain flat.

Global fabrication demand declined by 8% in 2008 to 2,824 tonnes, with an 11% fall in jewellery demand accounting for most of the drop. Demand for jewellery in the US fell 25%, Europe fell 14% and the Indian Sub Continent fell 16% on a year-over-year basis. Expectations for 2009 are for continued weakness in fabrication demand. However, persistent global financial uncertainty may continue to provide support for gold as an investment vehicle.


Gold Production            Average Gold Price               Operating Profit
(000 ounces)                      ($/oz)                     ($ in millions)*

[GRAPHIC  OMITTED]          [GRAPHIC  OMITTED]             [GRAPHIC OMITTED]


                                Gold Production
                                  (000 ounces)
                                ---------------

                            2004     2005     2006     2007     2008
         ------------------------------------------------------------
         Gold Division     247.4      230      250    272.6    268.8
         Other Divisions    13.7       15       13     12.4     10.1


                               Average Gold Price
                                     ($/oz)
                               ------------------

                           2004     2005     2006      2007     2008
         ------------------------------------------------------------
         US Dollars         406      445      604       697      872
         Canadian Dollars   528      538      683       746      930


                               Operating Profit
                                ($ in millions)*
                               ----------------

                          2004     2005     2006      2007     2008
         ------------------------------------------------------------
         Operating Profit  54       30        31        35       84

         *  Before depreciation and amortization

OPERATIONS

Pogo Mine

The Pogo gold mine is located 145 kilometres southeast of Fairbanks, Alaska. We hold a 40% interest and are the operator of the mine. Pogo is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation (9%). The mine reached commercial production in April 2007.

Pogo's 2008 gold production was 347,000 ounces. This significant increase over 2007 production of 260,000 ounces was primarily due to successfully stabilizing operations following start up. Site operating costs increased by 31%, which were partly due to higher energy and mine consumable costs as well as increased mill throughput.

Our share of the operating profit before depreciation and amortization was $55 million in 2008 compared to $16 million in 2007. A higher gold price largely contributed to the improved operating profit. Gold production in 2009 is expected to be 355,000 ounces with higher ore throughput being offset by lower grades. Capital expenditures are estimated at US$9 million primarily for the replacement of mine equipment and infrastructure.

Current proven and probable reserves provide sufficient ore through to 2016. Exploration is currently focused on near mine targets to extend the life of the existing operation.

Hemlo Operations

The Hemlo operations, which consist of the Williams and David Bell mines, are located approximately 350 kilometres east of Thunder Bay, Ontario. In February 2009, we announced the sale of our 50% interest in the Hemlo operations to our joint venture partner, Barrick Gold Corporation for US$65 million. We expect the transaction to close in the second quarter 2009, which will result in the recognition of approximately $60 million pre-tax gain on closing.

Hemlo's 2008 gold production was 260,000 ounces representing a 23% decrease from 2007. The decline in production was due primarily to lower ore grade and decreased throughput, reflective of a declining grade and production profile of a maturing operation.

Our share of Hemlo's operating profit before depreciation and amortization was $29 million in 2008 compared to $19 million in 2007 and a $31 million in 2006.

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16    Teck 2008 Management's Discussion and Analysis

EXPLORATION AND DEVELOPMENT

Turkey, Canada and Mexico were the main jurisdictions for gold exploration with expenditures totalling approximately $15 million.

Progress on the Morelos project in Mexico was inhibited by road blockades raised by a minority group of local landholders. Feasibility level drilling was completed on the Guajes West zone, but completion of in-fill drilling on the El Limon zone was prevented by the blockades. Feasibility engineering was not started pending resolution of the community issues. Preliminary geological modelling work on the Agi Dagi - Kirazli project in Turkey was updated in 2008 to include results from an additional 81 drill holes. No engineering or mine planning work has yet been carried out for the project.

ENERGY

Our energy business includes a 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project located in Northern Alberta, and our 50% interest in various oil sand leases that we jointly own with UTS Energy Corporation (UTS). Our share of the estimated recoverable bitumen resources increased to approximately 1.7 billion barrels.

Our oil sands projects are expected to be long-life assets with limited operating risks. These projects are based on substantial resources, will use conventional technology, build on our core skills of large-scale truck and shovel mining operations, include partners with synergistic skills and abilities, and are located in a politically stable jurisdiction.

FORT HILLS OIL SANDS PROJECT

The Fort Hills oil sands project includes approximately 24,720 contiguous hectares of oil sands leases located about 90 kilometres north of Fort McMurray in Northern Alberta. An upgrader that would be located in Sturgeon County, just north of Edmonton has been deferred by the partners. We hold a 20% interest in the Fort Hills Energy LP (the Fort Hills Partnership), which owns the Fort Hills project, with 20% being held by UTS and the remaining 60% held by the project operator, Petro-Canada Limited.

In 2005, we acquired a 15% interest in the Fort Hills Partnership by agreeing to fund 34% of the first $2.5 billion of project expenditure, or $850 million, and our 15% pro-rata share thereafter. In 2007, Teck and Petro-Canada each subscribed for an additional 5% interest in the Fort Hills Partnership. We will earn our additional interest by funding a further $375 million of the Fort Hills Partnership expenses beyond the existing earn-in obligations. We will satisfy our $375 million commitment by contributing 27.5% of the Fort Hills Partnership expenses beyond the initial $2.5 billion and up to project spending of $7.5 billion. Thereafter we will fund our 20% pro rata share of project spending.

Our 20% interest in Fort Hills represents 776 million barrels of recoverable bitumen based on Sproule Unconventional Limited's (Sproule) December 31, 2008 best estimate of the contingent bitumen resource of 3.88 billion barrels of recoverable bitumen, with a low estimate of 2.10 billion barrels and a high estimate of 4.35 billion barrels, all on a 100% basis.

In 2008, our spending on the Fort Hills Project was $434 million, bringing our cumulative spending to $667 million at the end of 2008. Activities planned for 2009 include engineering studies, specifically for the review and finalization of the FEED stage engineering, site preparation and early works. Our share of funding for the project in 2009, including our earn-in commitments, is expected to be approximately $330 million.

In November 2008, together with our partners in the Fort Hills Project, we announced that we will defer the final investment decision for the mining portion of the project until a cost estimate consistent with the current market environment can be established. The partners now anticipate making a final investment decision in 2009. The upgrader portion of the project has been put on hold and a decision on whether to proceed with the upgrader will be made at a later date. As a result of the decision to defer the upgrader portion of the project, we recorded a $90 million after-tax impairment charge against our investment in Fort Hills.

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                            Teck 2008 Management's Discussion and Analysis    17

The partners remain committed to the retention of the oil sands leases and are holding discussions with the Government of Alberta on the current lease term. Proceeding with the project is also subject to certain regulatory approvals. In October 2008, the Alberta Energy Resources Conservation Board (the ERCB) released its decision regarding the proposed mine amendment requested by Petro-Canada on behalf of the Fort Hills Partnership. The decision, which is subject to Order in Council, provides for the required revision to the mine footprint to enable construction to proceed for the first phase of the mine and extraction portion of the Fort Hills project. The ERCB has requested a revised assessment of the cumulative effects and mine plan by December 31, 2009 to facilitate the request to increase the total recoverable resource. The regulatory hearing on the Sturgeon County upgrader was convened in the second half of 2008 and the ERCB decision report was released in January 2009. The decision, which is subject to Order in Council, found the upgrader to be in the public interest and approved the project subject to conditions and the commitments made by Petro-Canada.

We remain committed to our diversification strategy including our development of oil sands as part of the formation of the Energy business unit. We continue to regard Fort Hills as an attractive, long-term asset. However, in light of the significant cost of participation in a near-term oil sands project at this stage of the business and commodity cycle, we are exploring strategic alternatives in connection with this asset.

TECK/UTS JOINT VENTURE

We have jointly acquired, with UTS, oil sands leases located east and north of the Fort Hills Project totalling approximately 124,000 hectares. To date, we have spent $348 million for our 50% share of the acquisition, exploration and engineering costs of these leases. We expect to spend approximately $24 million for our share of studies and exploration drilling planned for 2009. The planned 2008/2009 exploration program consists of approximately 60 strategically placed wells with a view to maximize the resource potential per well.

In March 2008, a Public Disclosure Document was released describing preliminary development plans for two new oil sands mines. The Equinox oil sands project, which we formerly referred to as Lease 14, is located immediately west of the Fort Hills Project and the Frontier oil sands project, which includes Lease 311, is approximately 10 kilometres north of the Equinox Project. The filing of the Public Disclosure Document begins the formal regulatory process for the two projects.

FRONTIER AND EQUINOX PROJECTS

The Equinox oil sands project consists of approximately 2,890 hectares of oil sands leases (Lease 14) and is immediately west of the Fort Hills Project. Our 50% interest in the Equinox Project represents 166 million barrels of recoverable bitumen based on a contingent resource estimate of 330 million barrels of recoverable bitumen defined by 124 core holes. The joint venture is proceeding with a Design Basis Memorandum (DBM) study to assess the feasibility of developing the Equinox Project as a stand-alone 50,000 barrel per day bitumen mining/extraction operation. The DBM study is expected to be completed in the first quarter of 2009 and will also provide a basis for assessing development of the larger Frontier Project.

The Frontier oil sands project consists of approximately 26,410 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River approximately 10 kilometres north of the Equinox Project. The joint venture completed 353 core holes in the first quarter of 2008, of which 325 core holes were located in the Frontier Project area. Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program, the geological model has been updated and a contingent resource estimate has been prepared for the southern portion of the Frontier Project. For the year ended December 31, 2008, Sproule, as independent reserve evaluators, presented contingent resource estimates for the southern portion of the Frontier project. Our 50% interest in the Frontier Project represents 774 million barrels of recoverable bitumen based on Sproule's Best Estimate of the contingent bitumen resource of 1.55 billion barrels of recoverable bitumen, with a low estimate of 980 million barrels and a high estimate of 2.55 billion barrels, on a 100% basis. Engineering studies are expected to start on the Frontier Project in the second quarter 2009 assessing various development options for a stand-alone mine/extraction operation in the range of 100,000 to 160,000 barrels of bitumen per day.

The joint venture also holds additional oil sands leases both east of the Athabasca River (60,000 hectares) and west of the Athabasca River (34,700 hectares). Preliminary exploration drilling programs have been conducted on some of these leases. Further exploration core holes are planned during the 2008/2009 winter drilling program.

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18    Teck 2008 Management's Discussion and Analysis

A bulk-sampling program completed during the first quarter of 2008, provided oil sands ore for extraction and froth treatment pilot testing started during the second half of 2008, to develop design parameters for both the Equinox and Frontier projects. The pilot testing and analysis are expected to be completed in 2009.

In September we completed the transition to become operator of the joint venture, a responsibility that was previously undertaken by UTS. The joint venture continues to advance the project through the regulatory permitting process and has ongoing consultations with stakeholders including project update meetings with key stakeholder groups.

CONTINGENT RESOURCE ESTIMATES

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the Canadian Oil and Gas Evaluation Handbook as published by the Canadian Section of the Society of Petroleum Evaluation Engineers as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills Project, the Equinox Project or the Frontier Project will produce any portion of the volumes currently classified as "contingent resources". The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills Project, the Equinox Project or the Frontier Project; lack of regulatory approvals for certain aspects of such projects; the uncertainty regarding marketing plans for production from the subject areas; improved estimation of project costs; commodity price fluctuations; in the case of the Fort Hills Project, the acceptance within the Fort Hills partnership of the updates to the Fort Hills Project scope, timing, costs estimates and final Board of Directors approval of each of the Fort Hills partnership general and limited partners; and those other risks and contingencies described below under "Cautionary Statement on Forward-Looking Information" and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

REGULATORY DEVELOPMENTS

In January 2008, the Government of Alberta announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020. Major emitters (those over 100,000 tonnes per year) are required to reduce their emissions intensity by 12% as compared to their established baseline. For new construction projects, the plan is applicable three years after start up. We are reviewing the effect of this legislation on our oil sands projects.


CORPORATE

OTHER EXPLORATION AND DEVELOPMENT PROPERTIES

Nickel

Nickel laterite (Brazil) and sulphide (Canada) were the main targets in 2008. Approximately $7 million in project costs were incurred. The company will not be undertaking any significant nickel exploration in 2009.

A limited amount of work was done on the Santa Fe and Ipora lateritic nickel project in Brazil in 2008. Mechanical and magnetic upgrading tests were completed on sample material from pits. Reclamation work on all pits, drill sites and drill access roads is in progress. Geological and resource reports were filed for each exploration permit to meet tenure requirements. Surface access contracts for exploration were renegotiated with land owners. A limited program of baseline environmental studies was ongoing in 2008. The three partners have elected to put the project on care and maintenance in 2009 and will undertake limited programs to maintain tenure and environmental licenses. As a result of the low nickel price, we recorded a $35 million impairment charge against the project.

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                            Teck 2008 Management's Discussion and Analysis   19

DIAMONDS

Approximately $3 million was spent on diamond exploration in Canada, mainly on the Darby project in Nunavut. Three new zones of kimberlite occurrences were discovered. We will not be undertaking exploration for diamonds in 2009.

SEAFLOOR EXPLORATION

Approximately $16 million was spent on seafloor exploration in territorial waters off Papua New Guinea and Tonga. The target was dormant or extinct "vents" on the seafloor that have deposited fields of high grade copper, zinc, gold, and silver mineralization. We operate the seaborne programs, and have been earning into a potential joint venture with Nautilus Minerals Inc. We discovered a total of 12 new sulphide occurrences, four in Tonga and eight in the Bismarck Sea off Papua New Guinea. Average metal grades from the Tongan discoveries were 16 grams per tonne of gold, 8% copper, 12% zinc, and 184 grams per tonne of silver. Average metal grades for 3 of the Bismarck Sea discoveries were 1 gram per tonne of gold, 1.8% copper, 15.5% zinc, and 198 grams per tonne of silver.

In January 2009, we advised Nautilus that we would not continue with the option to earn into a joint venture on tenements in PNG and Tonga under the existing terms in the regional agreement. In doing so, we relinquished our rights to tenements in those countries but retained our option to participate in future seafloor exploration in Fiji, New Zealand, Japan, and the Northern Marianna Islands as defined in the regional agreement with Nautilus.


APPLIED RESEARCH AND TECHNOLOGY (ART)

Our Applied Research and Technology Group (ART) in Trail, British Columbia develops tests and implements technologies for new projects and operations. The group works closely with our operations to define best practices, provide technology transfer, and assist with continuous improvement, unit cost reduction and value creation.

ART has expertise in applied mineralogy, mineral processing and environmental technology. In the growth area, these skills are used to characterize new ore bodies and verify existing ones, or provide alternative processing options. Currently much of this work is focused on our oil sands projects and the Aqqaluk ore body at Red Dog. Continuous improvement projects are developed in collaboration with operations where value is created through reduced costs, improved recovery, increased concentrate grade and other overall efficiencies. New technologies are applied to improve environmental performance at our operations and mitigate potential impacts. Much of the work focuses on issues related to water treatment, the potential for acid rock drainage and the safe stabilization of deleterious elements.


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20    Teck 2008 Management's Discussion and Analysis

FINANCIAL OVERVIEW

FINANCIAL SUMMARY

====================================================================================================================================
 ($ in millions, except per share data)                                                   2008               2007            2006
------------------------------------------------------------------------------------------------------------------------------------
 REVENUE AND EARNINGS
     Revenues                                                                         $    6,904       $    6,371        $    6,539
     Operating profit before depreciation and amortization                            $    2,895       $    3,071        $    3,825
     EBITDA                                                                           $    2,924       $    2,615        $    3,829
     Net earnings from continuing operations                                          $      677       $    1,661        $    2,395
     Net earnings                                                                     $      659       $    1,615        $    2,431
 CASH FLOW
     Cash flow from operations                                                        $    2,132       $    1,761        $    2,910
     Capital expenditures                                                             $      939       $      571        $      391
     Investments                                                                      $   12,298       $    3,911        $      272
 BALANCE SHEET
     Cash and temporary investments                                                   $      861       $    1,408        $    5,281
     Total assets                                                                     $   31,533       $   13,573        $   11,447
     Debt, including current portion                                                  $   12,874       $    1,523        $    1,509
 PER SHARE AMOUNTS
     Net earnings from continuing operations
        Basic                                                                         $     1.50       $  3.85           $     5.68
        Diluted                                                                       $     1.49       $  3.83           $     5.52
     Net earnings
        Basic                                                                         $     1.46       $  3.74           $     5.77
        Diluted                                                                       $     1.45       $  3.72           $     5.60
     Dividends declared per share                                                     $     0.50       $  1.00           $     1.00
====================================================================================================================================

Our revenues and earnings depend on prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for raw materials, which are influenced by global economic growth. We normally sell the products that we produce at prevailing market prices or at prices negotiated on annual contracts, particularly metallurgical coal. Prices for these products, particularly for exchange-traded commodities, can fluctuate widely and that volatility can have a material effect on our financial results.

We record our financial results using the Canadian dollar and accordingly, our operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements, particularly as they affect the US dollar, can have a significant impact on our results as a significant portion of our operating costs are incurred in Canadian and other currencies and most of our debt and revenues are denominated in US dollars.

Our net earnings for 2008, which included $856 million of after-tax asset impairment losses, were $659 million or $1.46 per share compared with $1.6 billion or $3.74 per share in 2007 and $2.4 billion or $5.77 per share in 2006.

Our earnings in 2008 were negatively affected by non-cash after-tax asset and goodwill impairment charges totalling $856 million taken against (i) the goodwill related to the three copper mines we acquired from Aur in 2007 ($345 million), (ii) the deferral of the upgrader portion of our Fort Hills oil sands project ($90 million) (iii) our Lennard Shelf, Pend Oreille and

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                            Teck 2008 Management's Discussion and Analysis   21

Duck Pond mines ($116 million), (iv) our Petaquilla copper project in Panama, Santa Fe nickel project in Brazil and other exploration properties ($60 million) and (v) $245 million in respect of marketable securities that we own in various development stage companies, whose decline in value is considered other-than-temporary. The Lennard Shelf zinc mine was closed in August 2008 and the Pend Oreille zinc mine was put on care and maintenance in February 2009 due to low zinc prices.

Prior to our acquisition of Fording's coal assets, we owned a 52% effective interest in Teck Coal, comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. These prior investments were acquired at a cost of approximately $1.3 billion. Upon acquisition of the additional 48%, we retained independent valuation experts from a large international accounting firm to assist us in the allocation of our investments to individual assets and liabilities. This allocation resulted in $883 million of goodwill. This goodwill arose primarily as a result of the accounting requirement to record the net future income and resource tax liabilities associated with the Fording purchase on an undiscounted basis as well as changes in expected future coal prices and US/Canadian dollar exchange rates between the date of the acquisition announcement in July 2008 and the closing of the acquisition on October 30, 2008. We subsequently tested goodwill relating to Teck Coal for impairment. This test compared the fair value of 100% of these operations to our carrying value as a whole and takes into account the lower cost base for our pre-existing interest. Based on expected future cash flows from 100% of the coal operations, the estimated fair value of the coal assets exceeds the carrying amount; therefore, we have determined that goodwill relating to Teck Coal is not impaired.

In  addition,   2008  earnings   included  $329  million  of  negative  pricing
adjustments brought about by the sharp decline in base metal prices, occurring mainly in the fourth quarter of the year.

Our earnings in 2007 were affected by a $33 million equity loss ($50 million pre-tax) related to our investment in the Galore Creek project where mine construction was suspended due to escalating capital costs and a number of asset write downs totalling $51 million after taxes. The equity loss represents our after-tax share of the Galore Creek partnership's estimated demobilization costs. The asset write downs relate to our investment in Tahera Diamond Corporation, which was written down due to the severe financial difficulties facing the company. Due to difficult mining conditions and low ore grades that impacted their ongoing profitability, we also wrote down the property, plant and equipment at our Pend Oreille and Lennard Shelf zinc mines. We also had a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for our acquisition of Aur. We also had a $46 million loss on our contingent receivable related to the sale of our Cajamarquilla refinery compared with a $36 million gain in 2006.

In addition, we recorded after-tax negative pricing adjustments of $66 million during 2007 compared with $113 million of positive adjustments in 2006. An $80 million gain on the reduction of future tax liabilities due to the reduction in federal income tax rates in Canada and after-tax gains of $36 million on asset sales partially offset these effects.

Our 2006 net earnings included after-tax gains of $126 million on the sale of investments, including $103 million on the sale of our investment in Inco.


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22    Teck 2008 Management's Discussion and Analysis

The table below shows the impact of these items on our earnings.

                                                                                    2008                2007               2006
===================================================================================================================================
 Net earnings as reported                                                     $      659          $    1,615         $     2,431
 Add (deduct) the after-tax effect of:
 Derivative (gains) losses, including
          discontinued operations                                                   (167)                 32                 (36)
 Asset impairment and equity losses                                                  266                  84                   -
 Goodwill impairment                                                                 345                   -                   -
 Impairment of marketable securities                                                 245                   -                   -
 Asset sales and other                                                                73                 (36)               (126)
 Realization of cumulative translation adjustment loss                                 -                  59                   -
 Tax items                                                                           (50)                (80)                (26)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      712                  59               (188)
 ----------------------------------------------------------------------------------------------------------------------------------
  Adjusted net earnings *                                                           1,371               1,674              2,243
 Negative (positive) pricing adjustments                                              329                  66               (113)
 ----------------------------------------------------------------------------------------------------------------------------------
 COMPARATIVE NET EARNINGS *                                                   $    1,700          $     1,740         $    2,130
===================================================================================================================================

* Adjusted net earnings and comparative net earnings are non-GAAP financial measures. See Use of Non-GAAP Financial Measures section for further information.

Pricing adjustments generally increase earnings in a rising commodity price environment and decrease earnings in a declining price environment. They are a normal part of our business but we exclude them from comparative earnings in the table above to provide a better understanding of how our company performed.

In the latter part of 2008 general conditions in credit markets deteriorated substantially, which had a serious impact on the global economy and contributed to a significant and rapid decline in the demand for and selling price of our products. Average base metal prices were down significantly in the fourth quarter of 2008, with two of our major products, copper and zinc, dropping significantly from prices at the end of September 2008, resulting in negative pricing adjustments of $474 million ($270 million after-tax) in the fourth quarter alone.

Our earnings in 2008 before non-recurring items and pricing adjustments were $1.7 billion compared with $1.7 billion in 2007 and $2.1 billion in 2006. Net earnings for 2008 were $659 million compared with $1.6 billion in 2007 and $2.4 billion in 2006.

Earnings were lower in 2008 due mainly to lower earnings from our copper and zinc business units as a result of the lower average base metal prices, with a significant portion of the decline coming in the last half of the year and the asset impairment charges that we recorded in the fourth quarter of the year. This was partially offset by a substantial increase in operating profit from our coal business unit due to the significant increase in coal prices and our acquisition of Fording's 60% interest in Teck Coal in October 2008.

Cash flow from operations in 2008, before changes in non-cash working capital items, was $3.7 billion compared with $2.0 billion in 2007 and $2.6 billion in 2006. The changes in cash flow from operations are due mainly to the volatility in commodity prices and changes in the Canadian/US dollar exchange rate. In 2008, our earnings included a $1.5 billion non-cash future tax provision and $881 million of non-cash asset impairment charges and a provision against our marketable securities. The decrease in 2007 from 2006 was mainly due to lower zinc and coal prices and the strengthening of the Canadian dollar.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $1.3 billion in 2008 compared with $1.1 billion in 2007 and $2.1 billion in 2006. At December 31, 2008, our cash and temporary investments were $861 million. Total debt was $12.9 billion and our debt to debt-plus-equity ratio was 54% compared with 16% at December 31, 2007.

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                            Teck 2008 Management's Discussion and Analysis   23

OPERATING PROFIT

Our operating profit is made up of our revenues less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other income and expenses.

Our principal commodities are copper, metallurgical coal, zinc and gold, which accounted for 27%, 35%, 15% and 5% of revenues respectively in 2008. Molybdenum is a significant by-product of our copper operations, and lead is a significant by-product of our zinc operations, respectively accounting for 3% and 5% of our 2008 revenues. In addition, our Antamina copper mine produces a significant volume of zinc concentrate. Other products produced at various operations include silver, various specialty metals, chemicals and fertilizers, and electricity, and in total accounted for 10% of our revenue in 2008.

Our acquisitions of Aur in August 2007 and the Fording coal assets in October 2008 had a significant impact on our revenues, operating expenses and operating profits. In 2008, our results included a full year of results from the three mines we acquired from Aur compared with just over four months in 2007. In addition, our 2008 operating profit includes our 40% share of the results of Teck Coal until the end of October and 100% thereafter compared with only our 40% direct interest for all of 2007. Accordingly, these two acquisitions account for a portion of the increase in revenues, operating expenses, and depreciation and amortization. Our operating profit was negatively affected by the decline in base metal prices that occurred during 2008.


2008 REVENUE BY DIVISION    2008 REVENUE BY COMMODITY     2008 OPERATING PROFIT
                                                              BY DIVISION*
[GRAPHIC OMITTED]               [GRAPHIC OMITTED]          [GRAPHIC OMITTED]


                           2008 Revenue by Division
                           ------------------------

                                     2007             2008
                  -----------------------------------------
                  Copper            2,186            2,156
                  Zinc              3,052            2,071
                  Coal                951            2,428
                  Gold                182              249

                           2008 Revenue by Commodity
                           -------------------------

                                     2007             2008
                  -----------------------------------------
                  Copper           1,753            1,827
                  Moly               222              182
                  Zinc             1,995            1,056
                  Lead               605              373
                  Coal               952            2,428
                  Gold               229              332
                  Other              615              706

                      2008 Operating Profit by Division*
                      ----------------------------------

                                     2007             2008
                  -----------------------------------------
                  Copper            1,459            1,146
                  Zinc              1,328              439
                  Coal                249            1,226
                  Gold                 35               84
                  -----------------------------------------
                                    3,071            2,895
                  =========================================

                  *  Before depreciation and amortization

Our revenues are affected by sales volumes, which are determined by our production levels and demand for the commodities we produce, commodity prices and currency exchange rates.

Our consolidated revenues were $6.9 billion in 2008 compared with $6.4 billion in 2007 and $6.5 billion in 2006. Our 2008 revenues increased by $502 million as a result of having a full year of revenue from the three mines acquired through our acquisition of Aur and the effect of significantly higher coal prices and 100% of the revenues of Teck Coal for the last two months of the year. This was partially offset by the decline in average base metal prices, particularly copper, zinc and lead in the fourth quarter of 2008 resulting in significant negative pricing adjustments and lower zinc sales volumes.

At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound. During 2008, the copper receivables were settled at an average final price of US$3.55 per pound, zinc receivables were settled at an average final price of US$1.08 per pound and lead at US$1.25 per pound, resulting in positive after-tax final pricing adjustments of $57 million in the year compared with negative adjustments of $56 million in 2007. We also recorded negative pricing adjustments of $386 million for sales recorded during 2008, most of which occurred in the fourth quarter due to the significant decline in base metal prices. At December 31, 2008, outstanding receivables included 164 million pounds of copper provisionally valued at an average of US$1.40 per pound, 195 million pounds of zinc valued at an average of US$0.54 per pound and 45 million pounds of lead valued at an average of US$0.42 per pound.

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24    Teck 2008 Management's Discussion and Analysis

Our operating costs include all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased at our Trail refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

The magnitude of our operating costs is dictated mainly by our production volumes, the costs of labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; and by distribution costs, commodity prices and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, affects profitability and ultimately our royalty expenses.

Our operating expenses were $4.0 billion in 2008, compared with $3.3 billion in 2007 and $2.7 billion in 2006. Like many of our competitors, we have been facing rising costs for labour, fuel and energy, consumables and other operating supplies. In addition to general cost increases, significant increases in our 2008 operating expense include $236 million from having a full year of expenses from the three mines acquired from Aur in August 2007, and $173 million related to an extra two months of expenses for the additional 60% of Teck Coal that we acquired from Fording on October 30, 2008.

We determine our depreciation and amortization expense using various methods. Plant and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives at our refining and smelting operations in Trail. Plant and processing facilities at our mines are amortized on a units-of-production basis over the lesser of their useful lives or the estimated proven and probable ore reserves. Mobile equipment is depreciated and amortized using operating hours and buildings, and other site infrastructure over their estimated useful lives. Accordingly, our depreciation and amortization expense varies to some degree with our production volumes. In 2008 our depreciation expense was $513 million compared with $333 million in 2007 and $264 million in 2006. The main reasons for the increase were our acquisitions of Aur in August 2007 and the Fording assets in October 2008. These two acquisitions resulted in an additional $170 million of depreciation and amortization compared with 2007.

OTHER EXPENSES

==================================================================================================================================
($ in millions)                                                                           2008               2007             2006
----------------------------------------------------------------------------------------------------------------------------------
General and administrative                                                                $ 89            $   109          $    96
Interest and financing                                                                     182                 85               97
Exploration                                                                                135                105               72
Research and development                                                                    23                 32               17
Asset impairment                                                                           589                 69                -
Other expense (income)                                                                     (31)              (170)            (316)
Provision for income and resource taxes                                                    658                795            1,213
Non-controlling interests, net of tax                                                       82                 47               19
Equity loss (earnings), net of tax                                                         (22)                 5              (32)
Loss (earnings) from discontinued operations, net of tax                                    18                 46              (36)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 1,723            $ 1,123          $ 1,130
==================================================================================================================================

General and administration expense was $89 million in 2008 compared with $109 million in 2007 and $96 million in 2006. The decrease is mainly due to a decline in our share price, which resulted in a reduction of our stock based compensation expense. The increase in 2007 over 2006 was due to an increase in general business activities.

Our interest expense of $182 million in 2008 was significantly higher than the $85 million for 2007, due mainly to the additional debt we incurred to finance our acquisition of Fording's coal assets. Interest expense in 2007 was $12 million lower than 2006 due to our lower average debt levels, lower interest rates and the strengthening of the Canadian dollar.

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                            Teck 2008 Management's Discussion and Analysis   25

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We endeavour to do this through our exploration and development program and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our main exploration efforts in 2008 were focused on copper in North America, South America, and Namibia and zinc in Alaska, Australia and Ireland. We also participated in several equity financings with junior companies exploring for the same commodities in favourable jurisdictions. Exploration expense was $135 million in 2008 compared with $105 million in 2007 and $72 million in 2006. Increased exploration activities and the increase in costs of contractors were the main reasons for the rising exploration expense in 2008 and 2007. The 2008 expenditures include development projects such as Quebrada Blanca, Relincho, Mesaba and Carrapateena (totalling approximately $44 million) and seafloor exploration ($16 million).

Our research and development expenditures are focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations. In 2008, our research and development expenditures were $23 million compared with $32 million in 2007 and $17 million in 2006.

Asset impairment charges totalling $589 million before taxes included the following:

o    $345 million of goodwill arising out of the acquisition of Aur Resources,

o $179 million in respect of our Duck Pond, Lennard Shelf and Pend Oreille mines. The Lennard Shelf mine ceased operations in August 2008 and Pend Oreille was put on care and maintenance in February 2009, and

o $22 million to write-off our investment in the Petaquilla copper project in Panama, $35 million on the Santa Fe nickel project in Brazil, and $8 million for other exploration properties.

The asset impairment charges in 2007 were taken against the Lennard Shelf and Pend Oreille zinc mines and our investment in Tahera Diamonds, which sought creditor protection in early 2008 and has been operating under Canada's Companies' Creditors Arrangement Act since that time.

Other income, net of other expense was $31 million in 2008 compared with $170 million in 2007 and $316 million in 2006. Other income and expense in 2008 included $285 million of gains on our derivative contracts, mainly from copper and zinc contracts, $56 million of interest income and a $69 million foreign exchange translation gain. This was partially offset by $71 million of reclamation and environmental expenses and a $292 million write down of marketable securities that we own in various development stage companies, whose decline in value is considered other-than-temporary. These investments are marked to market each period through other comprehensive income and this charge represents a transfer from other comprehensive income to regular earnings and does not affect their carrying value or our shareholders' equity. In 2007, interest income was $177 million and we had $55 million of gains from the sale of investments. With the decline in the zinc price in the latter part of 2007, our derivative liability on the Duck Pond zinc positions was reduced by $53 million. Offsetting this other income was a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for the acquisition of Aur, $26 million of reclamation at our closed operations and $25 million on non-hedge derivative losses mainly on our gold positions.

Income and resource taxes were $658 million in 2008, or 47% of pre-tax earnings. This is substantially higher than the Canadian statutory tax rate of 31% as there is no tax recovery for our write downs related to goodwill and the write downs of our investments are taxed at lower capital gains rates.
Offsetting  these  items  were net tax  items  of $50  million  related  to the
resolution  of  previously   uncertain  tax  provisions  and  income  tax  rate
reductions.

Our non-controlling interest expense relates to the ownership interests in our Highland Valley, Quebrada Blanca, Carmen de Andacollo and Elkview mines that are held by third parties. The $35 million increase in 2008 was due mainly to our partners sharing in a full year of earnings from the Quebrada Blanca and Carmen de Andacollo mines compared with just over three months in 2007 as we acquired those mines from Aur in late August 2007. The minority partners in the Elkview mine also benefitted from the higher 2008 coal year prices.

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26    Teck 2008 Management's Discussion and Analysis

We account for our investments in Fording (until October 30, 2008), Fort Hills Limited Partnership and the Galore Creek Partnership using the equity method. In September 2007, we increased our interest in Fording to 19.95% by purchasing an additional 16.65 million units for $599 million. Our equity earnings from Fording were $89 million in 2008, $28 million in 2007 and $32 million in 2006. 2008 includes our share of earnings until we acquired Fording's assets on October 30, 2008. The increase over 2007 was due to our higher ownership interest for the entire year and the substantial increase in coal prices. This increase was partially offset by foreign exchange losses. Our 2008 equity earnings from the Galore Creek Partnership was $18 million compared with a $33 million equity loss in 2007 related to our share of demobilization costs resulting from the decision to suspend construction of the Galore Creek project. Demobilization activities have gone better than expected in 2008 resulting in a reduction of the provision for these costs, which is the main reason for the equity earnings in 2008. The equity earnings from Fording and Galore were offset by an $85 million equity loss from our investment in Fort Hills. The equity loss from Fort Hills related to asset impairment charges as a result of the deferral of the upgrader portion of the project and contract termination charges.

Our earnings from discontinued operations relate to a price participation provision in a 2004 agreement to sell our Cajamarquilla zinc refinery. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. The changes between 2006 and 2008 relate primarily to changes in the zinc price and new accounting rules implemented in 2007. In 2006, we accrued $36 million, net of taxes, for the additional consideration based on the average annual zinc price for the year. Effective January 1, 2007, upon adoption of the new accounting standard for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable, which was valued based on the zinc price forward curve at December 31, 2006. The new standard for financial instruments required us to mark this receivable to market at the end of each quarter. With the decline in the zinc price that occurred during 2007 from historical highs in late 2006, the mark-to-market adjustment in 2007 resulted in a $46 million after-tax reduction in the receivable and with the continuing decline in the zinc price, the mark-to-market adjustment in 2008 was $18 million. In January 2007, we received approximately US$36 million for the 2006 price participation payment and in January 2008 we received approximately US$38 million for the 2007 payment. The amount due for 2008 is US$14 million.

FINANCIAL POSITION AND LIQUIDITY

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, including expected tax refunds, and the proceeds of potential asset sales, which must be used to pay down our bridge facility.

Our cash position decreased during the year by $558 million to $850 million at December 31, 2008. During 2008, funds on hand and funds generated from operations were reinvested in capital equipment, investments and our oil sands projects in the amount of $1.6 billion. We also paid down debt of approximately $1.2 billion, including $374 million assumed as part of the Fording transaction. The cash portion of the Fording transaction was fully funded by the new bridge and term facilities.

Total debt balances were $12.9 billion at December 31, 2008, of which $11.2 billion (US$9.3 billion) relates to the financing incurred to acquire the Fording assets, $7.8 billion of the debt is due in 2009. We also had bank credit facilities aggregating $1.3 billion, 97% of which mature in 2012 and beyond. Our unused credit lines under these facilities after drawn letters of credit amounted to $1.1 billion. Our senior unsecured debt is currently rated Ba3 by Moody's Investor Services, BBB- by Standard and Poor's and BBB by Dominion Bond Rating Service, all with negative outlooks.

OPERATING CASH FLOW

Cash flow from operations was $2.1 billion in 2008 compared with $1.8 billion in 2007 and $2.9 billion in 2006. Factors which affected cash flow included the effect of sharp declines in commodity prices, which led to pricing adjustments on our receivables of $255 million from September to December, inclusive.

The acquisition of Fording's assets also added directly to our cash flows in November and December 2008. Operating profits from the acquired assets were $186 million in the year, which included a non-cash charge against income of $188 million related to acquisition accounting for inventories. These valuation adjustments reduced our recorded earnings from sales of acquired inventories, but not our cash flow. In addition, as part of the acquisition of the Fording assets, we assumed US$1.4 billion of US dollar forward sales contracts with an average exchange rate of C$1.01 per US$1.00. Settlement of these contracts used $123 million of cash in the fourth quarter of 2008.

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                            Teck 2008 Management's Discussion and Analysis   27

INVESTING ACTIVITIES

Capital expenditures were $939 million in 2008 and included $394 million on sustaining capital, $358 million on development projects, $137 million for the acquisition of the Relincho copper project (plus 6.9 million Class B subordinate voting shares valued at $287 million) and $50 million on our non-Fort Hills oil sands properties. The largest components of sustaining expenditures were $118 million at Teck Coal, $50 million at Antamina, $48 million at Red Dog and $44 million at Trail. Development expenditures included $170 million for preparatory stripping and capital equipment for Highland Valley Copper's mine life extension project and $178 million on the development of the hypogene deposit at Carmen de Andacollo.

Investments in 2008 totalled $12.3 billion, of which $11.6 billion was for the acquisition of the Fording assets and $505 million was our share of costs for our investments in Fort Hills and the Galore Creek project.

FINANCING ACTIVITIES

The major financing activity in 2008 was the debt incurred to partially finance our acquisition of Fording's assets in October 2008. The acquisition financing included a US$5.8 billion 364-day bridge facility due October 29, 2009 and a US$4 billion three year amortizing term loan facility repayable in 11 equal quarterly instalments starting in April 2009. During the last two months of 2008, we repaid US$460 million ($573 million) on the bridge facility and we paid US$150 million ($183 million) to retire the revolving credit facility that we assumed upon our acquisition of Aur Resources in 2007. The repayment of the Aur revolving credit facility in the third quarter, released US$153 million ($187 million) of cash collateral that was held as security for that facility, which we previously included in other assets on our balance sheet as this cash was not available for general corporate purposes. In addition, we also repaid US$305 million ($374 million) of long-term debt we assumed on the acquisition of Fording and $98 million of the 6.75% debentures we assumed on our acquisition of Aur.

LIQUIDITY RISK

On September 30, 2008, we entered into definitive financing agreements related to bridge and term loan facilities and the conditions precedent to our purchase of the assets of the Fording Canadian Coal Trust ("Fording") and our lenders' funding obligations were substantially satisfied. Our original plan for the acquisition was to refinance a substantial portion of the acquisition facilities prior to or shortly after closing of the transaction with various types of long-term debt and to repay the balance with cash flow from operating activities prior to the maturity of the term facility. In the fourth quarter of 2008 and prior to the closing of the transaction, conditions in the credit markets deteriorated substantially, effectively closing the credit markets to us. These credit market conditions had a serious impact on the global economy, which has contributed to a significant and rapid decline in the demand for and selling price of the base metal products we produce. As a result of these conditions, which have continued into 2009, our credit ratings were lowered and our share price has declined substantially.

Current weak global economic conditions and the downgrade in our credit ratings make access to the credit and capital markets difficult for us, which may compromise our ability to repay or refinance all or a portion of the acquisition loans as they become due. We are currently in compliance with the financial covenants under our credit agreements, which establish a maximum debt to total capitalization ratio of 60% at the end of each calendar quarter until it declines to 50% at September 30, 2009. At December 31, 2008, our debt to total capitalization ratio was 54%. To maintain our current production forecasts for 2009, we expect capital spending of approximately $500 million in 2009 and with the re-scaling of that project, our contributions to the Fort Hills Energy Limited Partnership are expected to decline to $330 million for our share of the remaining costs necessary to get to a sanctioning decision. Based on expected free cash flow we will not generate sufficient funds from operations to repay the entire obligation on the bridge facility that is due on October 29, 2009, and will need to generate funds from other sources to do so, or will need an extension or refinancing of the bridge loan.

As at December 31, 2008, US$5.3 billion of the bridge facility and US$4 billion of the term facility were outstanding. All of the bridge facility and US$1.1 billion of the term facility is due on or before October 29, 2009.

To address our near-term liquidity requirements, we have begun discussions with our lenders to negotiate amendments to the bridge facility to provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay the bridge facility. There can be no assurance that these negotiations will be successful. We have also taken a number of other steps to assist us in meeting our repayment obligations, including suspending the dividends on

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28    Teck 2008 Management's Discussion and Analysis
our Class A common and Class B subordinate voting shares, reducing capital and discretionary spending, expediting tax refunds of $1.1 billion, closing unprofitable operations and reducing the size of our global workforce by approximately 13%. To date we have sold our interest in the Lobo-Marte gold property for US$40 million and 5.6 million Kinross shares, and have announced the sale of our interest in the Hemlo mines for US$65 million and our indirect interest in a Peruvian company, Sociedad Minera El Brocal S.A.A., for US$35 million. We are also pursuing other potential asset sales. There can be no assurance that we will be able to complete further sufficient asset sales on a timely basis.

Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, that we will continue to meet the financial covenants under our various lending agreements, or that we will be successful in renegotiating or refinancing the bridge facility. Accordingly, it is possible that we could be in default of our various lending agreements prior to the end of 2009, which could result in outstanding obligations becoming immediately due and payable unless we can obtain waivers from the lenders.

Although we have approximately $1.1 billion in unused credit lines under various bank credit facilities, there can be no assurance, given our current financial condition, that these credit lines will be available to us if we should need to draw on them, or that our maturing credit lines of US$50 million and miscellaneous letters of credit totalling $258 million will be renewed in the ordinary course. Our existing debt obligations will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our operations or make other investments that would enhance our competitiveness.

In a cyclical industry such as ours, history has shown that periodic spikes in commodity prices can result in substantial increases in our company's cash flow. Many of our major operations are long-life assets with significant reserves and resources and have lives exceeding 20 years based on current production levels. If we are to realize the benefit of the economic recovery when it occurs, we must more closely match the term of our debt structure to the life of our assets. We believe that our access to financial resources through capital markets transactions has been limited mainly due to the effective closure of the capital markets brought about by the significant deterioration in the financial markets in the latter half of 2008, which we believe has also contributed to the significant decline in the demand for and selling price of our products. Accordingly, there is some risk that the steps described above will not be successful in allowing us to meet our obligations, which may require us to sell core assets or raise debt or equity capital, which management believes would enable us to satisfy our obligations as they fall due. However, these actions may have a material adverse effect on our business and on the market prices of our equity and debt securities.

QUARTERLY EARNINGS AND CASH FLOW

=========================================================================================|==========================================
(in millions except for per share data)                           2008                   |                    2007
-----------------------------------------------------------------------------------------|------------------------------------------
                                               Q4            Q3         Q2         Q1    |    Q4          Q3         Q2         Q1
-----------------------------------------------------------------------------------------|------------------------------------------
Revenues                                     $1,663       $1,800      $1,870     $1,571  |  $1,538      $1,932     $1,561     $1,340
Operating profit before depreciation and                                                 |
   amortization                                 372          817         984        722  |     568         987        832        684
Net earnings (loss)                            (607)         424         497        345  |     280         490        485        360
Earnings (loss) per share                     (1.28)        0.95        1.12       0.78  |    0.64        1.15       1.14       0.83
Cash flow from operations                       598          873         500        161  |     602         814        193        152
=========================================================================================|==========================================

In the fourth quarter of 2008 general conditions in credit markets deteriorated substantially, which had a serious impact on the global economy and contributed to a significant and rapid decline in the demand for and selling price of our products. Average base metal prices were down significantly from average prices in the fourth quarter of 2007, with two of our major products, copper and zinc, down 45% and 55% respectively. The decline in prices was most pronounced in the fourth quarter, and resulted in negative pricing adjustments of $474 million ($270 million after-tax).

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                            Teck 2008 Management's Discussion and Analysis   29

Revenues from operations were $1.7 billion in the fourth quarter of 2008, $125 million higher than the comparable period in 2007. Revenues from coal operations increased by $845 million, with $561 million attributable to our increased ownership interest in Teck Coal and the balance due to significantly higher coal prices compared with a year ago. This was offset by significantly lower copper and zinc prices and negative pricing adjustments of $474 million (before $38 million of royalty charge recoveries) recorded by our copper and zinc operations.

Despite the challenging global economic conditions, we generated $598 million of cash from operating activities. Fourth quarter earnings were negatively affected by after-tax, non-cash asset and goodwill impairment charges of $844 million and negative pricing adjustments of $270 million brought about by the sharp decline in commodity prices. The net loss for the quarter was $607 million, or $1.28 loss per share.

Our copper business unit generated an operating profit before depreciation and negative pricing adjustments of $205 million in the fourth quarter compared with $367 million in 2007. Copper prices declined sharply by approximately 50% since the end of the third quarter, resulting in $335 million (2007 - $90 million) of negative copper pricing adjustments. After depreciation and negative pricing adjustments, the copper business unit incurred an operating loss of $214 million compared with a $235 million operating profit in the fourth quarter of 2007. This does not include gains totalling $199 million on our copper derivative contracts, which are included in other income and expenses.

Operating profit from our coal business unit was $516 million before depreciation in the fourth quarter, which included one month of earnings reflecting our 40% interest in Teck Coal and two months reflecting our 100% interest starting from October 30, 2008, our acquisition date of the Fording assets. Deducted from operating profits in the fourth quarter was $188 million as a one-time fair value adjustment made to coal inventories on the acquisition of Fording. The revaluation established a higher value for coal inventories, based on current contract prices at the date of acquisition. The adjustment did not affect cash flows. On a 100% basis, coal sales volumes were 4.7 million tonnes in the fourth quarter representing a 22% decline from the same period a year ago, as our customers significantly reduced their coal deliveries in late 2008 in response to lower steel production. Coal prices averaged US$247 per tonne which was significantly higher than US$93 per tonne realized in the fourth quarter of 2007, but lower than our settled 2008 coal year average price of US$275 per tonne. This resulted from the sale of approximately 500,000 tonnes of lower priced thermal and residual 2007 coal year tonnages sold in the quarter at lower prices.

The operating profit before depreciation and pricing adjustments from our zinc business unit was $62 million in the quarter compared with $283 million in the fourth quarter of 2007, mainly as a result of significantly lower zinc and lead prices and lower zinc sales volumes. Our $82 million operating loss in the fourth quarter included $101 million of negative pricing adjustments compared with $52 million in the fourth quarter of 2007. The Trail metallurgical complex reduced its refined zinc production by approximately 4,000 to 5,000 tonnes per month effective in late November in response to poor market conditions. The duration of this curtailment will depend on market conditions, but will likely continue for at least six months. In addition, we announced in mid-December that due to reduced metal demand and persistent weakness in zinc prices, the Pend Oreille mine will be placed on care and maintenance by the end of February, 2009. Gains totalling $45 million on our zinc derivative contracts are included in other income and expense.

Our gold business unit performed well in the fourth quarter and provided an operating profit of $12 million in the quarter compared with $8 million in the same period a year ago. The increase in operating profit was due to higher realized gold prices.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document and in addition to the discussion of our ongoing efforts to refinance the debt incurred on the acquisition of Fording's assets described above under the heading "Financial Position and Liquidity".

GENERAL ECONOMIC CONDITIONS

Current problems in credit markets and deteriorating global economic conditions have led to a significant weakening of exchange traded commodity prices in recent months, including base metal prices. Volatility in these markets has also been unusually high. It is difficult in these conditions to forecast commodity prices or customer demand for our products. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. Accordingly, management is reviewing the effects of the current conditions on our business.

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30    Teck 2008 Management's Discussion and Analysis

COMMODITY PRICES AND 2009 PRODUCTION

Commodity prices are a key driver of our earnings and despite the sharp decline in metal and commodity prices that occurred in the second half of 2008, current prices are still above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States, we believe that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2009 production and prices prevailing at December 31, the sensitivity of our annual earnings to a 1% change in commodity prices before pricing adjustments is as follows:

                                                       Effect of 1% change
                                    2009               on Annual After-Tax
                         Production Plan                          Earnings
-------------------------------------------------------------------------------
Coal (tonnes)                 20,000,000                      $ 21 million
Copper (tonnes)                  330,000                      $  6 million
Zinc (tonnes)                    960,000                      $  4 million
Lead (tonnes)                    210,000                      $  1 million
Gold (ounces)                    160,000                      $  1 million
Molybdenum (pounds)            8,500,000                      $  1 million
-------------------------------------------------------------------------------

Notes:

(1) The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2) Zinc includes 270,000 tonnes of refined zinc and 690,000 tonnes of zinc contained in concentrates. (3) Lead includes 85,000 tonnes of refined lead and 125,000 tonnes of lead contained in concentrates. (4) Asset sales and financing transactions may affect our 2009 production plans and earnings sensitivities.
     Gold production for 2009 assumes completion of the sale of our Hemlo mines that was announced in February, 2009.
(5) All production estimates are subject to change based on market conditions.

In addition, as a result of the Fording transaction our earnings will be more sensitive to changes in the Canadian/US dollar exchange rate. Based on prices and the exchange rate prevailing at December 31, 2008, our current rates of production and designation of approximately one-half of our US dollar debt as a hedge of our US dollar denominated foreign operations, post-Fording acquisition, a 1% weakening of the Canadian dollar against the US dollar would decrease 2009 earnings by approximately $50 million, after taking into account our US dollar forward sales contracts.

At December 31, 2008, outstanding receivables included 164 million pounds of copper provisionally valued at an average of US$1.40 per pound, 195 million pounds of zinc valued at an average of US$0.54 per pound and 45 million pounds of lead provisionally valued at an average of US$0.42 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2009 depending on metal prices at the time of settlement.

Copper and zinc prices are currently trading approximately 50% and 40% lower than 2008 average prices, respectively. Molybdenum prices are approximately 65% lower than 2008 average prices and lead prices are trading 50% lower than 2008 averages. Gold prices are approximately 10% higher than the 2008 average prices. Partly offsetting the lower commodity prices is a weaker Canadian dollar, which is currently trading at an exchange rate of $1.25 against the US dollar compared with US$1 averaging C$1.07 in 2008.

Our copper production for 2009 is expected to increase by 5% from 2008 levels to 330,000 tonnes. Highland Valley's copper production is expected to increase by approximately 10,000 tonnes from 2008, as grades and recoveries at the mine are expected to improve during 2009.

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                            Teck 2008 Management's Discussion and Analysis   31

Our zinc contained in concentrate production in 2009 is expected to be 27,000 tonnes higher than in 2008. Red Dog is expected to increase production by 58,000 tonnes as a result of higher ore grades, while our share of zinc production from Antamina and Duck Pond will increase by 19,000 tonnes due to ore body sequencing. These production increases will be partly offset as a result of the closure of Lennard Shelf and Pend Oreille mines in 2008 which result in production losses of 50,000 tonnes.

Due to sea ice conditions, Red Dog has a shipping window that normally starts in early July and ends in late October. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Refined zinc production from our Trail metallurgical complex is expected to remain similar in 2009 at 270,000 tonnes despite implementing production curtailments in late 2008 in response to changing market conditions. Current premiums for zinc metal and customer deliveries suggest ongoing weakness in the zinc metal markets.

Coal marketing discussions are beginning for the 2009 coal year that commences April 1, 2009. Integrated steel mills have curtailed production significantly, reducing demand for raw material inputs including metallurgical coal. Current market sentiment is that US dollar coal prices will decrease substantially from the 2008 coal year. Our coal sales volumes are currently estimated at 20 million tonnes in 2009. Coal sales volumes and price guidance for 2009 will be confirmed after contracts for the 2009 coal year have been settled. Coal prices in the first quarter of 2009 are expected to decline from the fourth quarter average price of US$247 per tonne to approximately US$190 per tonne due to a higher percentage of sales of lower priced thermal coal. At December 31, 2008 there was approximately 500,000 tonnes of carryover remaining under lower priced 2007 coal year contracts, substantially all of which is expected to be delivered in the first quarter of 2009. Further, the winter months typically present challenging shipping conditions for Teck Coal that could potentially impact first quarter results and further increase the amount of carryover. Our westbound rail contract with CP Rail for the movement of coal to the ports in greater Vancouver expires at the end of March 2009.

Our share of gold production is expected to be 160,000 ounces in 2009, comprised of approximately 140,000 ounces from our 40% interest in Pogo and 20,000 ounces of by-product production from our other mining operations. We are also pursuing the potential sale of our gold assets.

CAPITAL EXPENDITURES

Our 2009 capital expenditures, excluding the Fort Hills oil sands project, are expected to be approximately $500 million, including $250 million of sustaining capital expenditures and $250 million on development projects. Our development expenditures estimate of $250 million includes $190 million for Carmen de Andacollo's hypogene project and $30 million for Highland Valley's mine expansion. We also expect to spend approximately $330 million on our share of costs for the Fort Hills oil sands project. We are reviewing our discretionary capital spending in light of current market conditions and our debt reduction targets.

ASSET SALES

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (Kinross) for US$40 million in cash and approximately 5.6 million Kinross common shares. We will also receive a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of production from Lobo-Marte, payable when gold prices exceed US$760 per ounce. We expect to record a pre-tax gain in the first quarter of 2009 of approximately CDN$160 million on the transaction.

In February, 2009 we announced the sale of our interest in the Hemlo gold mines for US$65 million. The transaction is subject to customary conditions and regulatory approvals and is expected to close in the second quarter of 2009, but will have an effective date of January 1, 2009. We expect to recognize a pre-tax gain of approximately CDN$60 million on closing.

We also announced in February 2009 the sale of our indirect interest in Sociedad Minera El Brocal S.A.A. for US$35 million. Closing, which is expected in the first quarter of 2009, is also subject to customary conditions and we expect to recognize a pre-tax gain of CDN$42 million upon closing.

We are pursuing other asset sale initiatives with a view toward further reducing our outstanding debt.

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32    Teck 2008 Management's Discussion and Analysis

FINANCING AND EXCHANGE RATES

In order to finance the Fording transaction we arranged debt financing of US$9.8 billion, of which US$9.3 billion is outstanding. Interest charges on these facilities are based on LIBOR or US prime rates and our credit rating. The additional debt will result in a substantial increase to our existing interest expense. To the extent that we refinance or otherwise amend these facilities, we expect our interest expense to increase further.

Our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately one-half of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, approximately 50% of any foreign exchange gains or losses arising on our debt will be recorded in net earnings with the remainder in other comprehensive income. The earnings impact of these revaluations will be reduced as we pay down the debt, although exchange rate fluctuations will also affect our debt to equity ratio and our interest expense.

OTHER INFORMATION

The government of British Columbia introduced legislation to implement a carbon tax on virtually all fossil fuels effective July 1, 2008. The tax is imposed on fossil fuels used in BC and is based on a $10 per tonne of CO2-emmission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. Based on our recent historical fuel use figures, we expect to pay carbon tax of approximately $5 million for 2008, increasing to approximately $26 million per year by 2012. Our expected carbon tax cost is primarily the result of our use of coal, diesel fuel and natural gas.

The BC government has also expressed its intention to implement a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

=======================================================================================================
  ($ in millions)                                     2008                 2007                 2006
-------------------------------------------------------------------------------------------------------
 Positive (negative) price adjustments
      On prior year's sales                      $      57           $      (56)            $     42
      On current year's sales                         (386)                 (10)                  71
 ------------------------------------------------------------------------------------------------------
                                                      (329)                 (66)                 113
 Other financial instruments
      Derivative gains                                 185                   14                    -
      Cajamarquilla sale price participation
          (discontinued operations)                    (18)                 (46)                  36
 ------------------------------------------------------------------------------------------------------

                                                       167                  (32)                  36

 ------------------------------------------------------------------------------------------------------
 Total                                           $    (162)          $      (98)            $    149
 ======================================================================================================

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                            Teck 2008 Management's Discussion and Analysis   33

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, goodwill, investments, restoration and post-closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

PROPERTY, PLANT AND EQUIPMENT

We capitalize development costs of mining projects when resources as defined under National Instrument 43-101 are present and it is expected that the expenditure can be recovered by future exploitation or sale. Once available for use, these costs are amortized over the proven and probable reserves to which they relate, calculated on a units of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates, which may prove to be incorrect.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset, given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions and expectations with respect to future prices at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment was required at December 31, 2008 for our Duck Pond, Pend Oreille and Lennard Shelf zinc mines as described on previous pages. In addition, we also recorded impairment charges for our Petaquilla copper project, the Santa Fe nickel property and certain other exploration projects. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write downs.

GOODWILL

We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. When performing goodwill impairment tests, we are also required to estimate the fair value of each reporting unit and, in some circumstances, the fair value of all identifiable assets and liabilities in a reporting unit. The fair values are estimated using a model of discounted cash flows based on proven and probable reserves and value beyond proven and probable reserves. Other major assumptions used include commodity prices, operating costs, foreign exchange rates and discount rates.

In 2008 we used a long-term copper price of US$1.85 per pound in these estimations. A long-term copper price of US$1.75 per pound would have resulted in an additional $150 million in impairment charges. A long-term copper price of US$1.90 per pound would have resulted in no impairment except for $10 million at Duck Pond. We used an after-tax discount rate of 9% for reserves and higher rates for resources and exploration potential. No impairment would have been indicated at an 8% discount rate and all goodwill associated with our copper operations would have been impaired at a 10% discount rate. The fair value of our copper assets will continue to be affected by changes in long-term commodity prices, discount rates, operating and capital costs, changes in mineral reserves and the advancement of projects to the operating stage.

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34    Teck 2008 Management's Discussion and Analysis

Goodwill associated with our coal assets arose primarily on our recent acquisition of the net assets of Fording. The primary assets of Fording were an interest in Teck Coal. We previously owned a 52% direct and indirect interest in Teck Coal and the underlying business units to which the goodwill is associated. As we acquired the first 52% of the underlying business units at a much lower cost base, a significant valuation buffer existed at the time of the Fording transaction. We subsequently tested the goodwill using lower coal prices with no impairment of goodwill with long-term coal prices above US$100 per tonne.

Fair value estimation and impairment charges are based on management estimates and assumptions. Significant judgment is applied and actual results could differ from our estimates.

INCOME AND RESOURCE TAXES

The determination of our tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings, which affects the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for these differences, where known, based on management's best estimate of the probable outcome of these matters.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective assumptions regarding matters such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

ASSET RETIREMENT OBLIGATIONS

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that results in an obligation. These estimates are based on assumptions as to the timing of remediation work and the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

RECOGNITION OF CONTINGENCIES

We are subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

INVENTORIES, SECTION 3031

In June 2007, the CICA issued Section 3031 "Inventories" to replace Section 3030. The new section, which was effective on January 1, 2008, establishes standards for the measurement and disclosure of inventories. Retrospective application of this standard did not have an impact on our financial statements.

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                            Teck 2008 Management's Discussion and Analysis   35

GOODWILL AND INTANGIBLE ASSETS

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets," which replaces Section 3062, "Goodwill and Other Intangible Assets." This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period," ("EIC-27") was withdrawn.

This standard is effective for our fiscal year beginning January 1, 2009 with retrospective application. Deferred start-up costs of $19 million, net of tax of $10 million, at December 31, 2008 will be written-off.

BUSINESS COMBINATIONS AND RELATED SECTIONS

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards ("IFRS"). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests," which replace Section 1600 "Consolidated Financial Statements." Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 "Business Combinations."

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Canadian GAAP for publicly listed entities will convert to International Financial Reporting Standards (IFRS) on January 1, 2011.

We have completed a high-level preliminary assessment and identification of the standards that affect our financial statements, business and system processes, and we are advancing through the detailed analysis of the higher and medium priority areas. These detailed assessments are designed to determine the effect on business activities including information technology and data systems, internal controls over financial reporting and, finally, disclosure controls and procedures.

We are maintaining our financial reporting expertise and ensuring our team has sufficient IFRS competencies, by addressing training requirements through ongoing sessions provided by external advisors. The education sessions are targeted to various levels of the organization.

We anticipate that there will be changes in accounting policies and these changes may materially affect our financial statements.


OTHER INFORMATION

OUTSTANDING SHARE DATA

As at March 4, 2009, there were 477,513,286 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,639,280 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion are set out in note 15 to our 2008 consolidated financial statements.

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36    Teck 2008 Management's Discussion and Analysis

CONTRACTUAL AND OTHER OBLIGATIONS

====================================================================================================================================
($ in millions)                                                        Less than         2 - 3       4 - 5   More than
                                                                          1 Year         Years       Years     5 Years        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Debt                                                                      $7,845        $3,548        $357      $1,218      $12,968
Operating leases                                                              38            56          22          39          155
Capital Leases                                                                63            61          29           -          153
Road and port lease at Red Dog (Note 1)                                       22            44          44         630          740
Minimum purchase obligations (Note 2)
   Concentrate, supply and other purchases                                   186            19           8           7          220
   Shipping and distribution                                                  29            20           9           7           65
Pension funding (Note 3)                                                      62             -           -           -           62
Other non-pension post-retirement benefits (Note 4)                           11            23          26         188          248
Asset retirement obligations (Note 5)                                         16            53          13         587          669
Other long-term liabilities (Note 6)                                          81            35          15          51          182
Contributions to the Fort Hills oil sands project (Note 7)                   330         1,265           -           -        1,595
Contributions to Galore Creek (Note 8)                                        16            20           -           -           36
------------------------------------------------------------------------------------------------------------------------------------
                                                                          $8,699        $5,144        $523      $2,727       $17,093
====================================================================================================================================

Notes:

(1) We lease road and port facilities from the Alaska Industrial Development and Export Authority through which we ship metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2008 the company had a net pension deficit of $11 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2009 in respect of defined benefit pension plans is $62 million. The timing and amount of additional funding after 2009 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4) We had a discounted, actuarially determined liability of $248 million in respect of other non-pension post-retirement benefits as at December 31, 2008. Amounts shown are estimated expenditures in the indicated years.

(5) We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.75% and 16.5%, and inflation factors between 2.00% and 2.75%. The liability on an undiscounted basis before inflation is estimated to be approximately $1,833 million.

(6)  Other   long-term    liabilities   include   amounts   for   post-closure,
     environmental costs and other items.

(7) In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership (FHELP), which is developing the Fort Hills oil sands project in Alberta, Canada. In September 2007, we acquired an additional 5% interest, bringing our total interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. We have ongoing commitments to fund FHELP during this earn-in phase totalling $1.6 billion thereafter we are responsible for our 20% share of development costs. As the project is currently on hold pending cost re-evaluation, no additional commitments are presently shown.

(8) In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek project. Under the amended agreement, our committed funding on Galore Creek has been reduced from $72 million to $60 million including $15.8 million contributed by us on account of studies prior to December 31, 2008 and $8.6 million contributed by us on account of the November and December cash calls. Our net remaining committed funding is $36 million, which we expect to pay in 2009 and 2010.


DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

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                            Teck 2008 Management's Discussion and Analysis   37

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2008, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

On October 30, 2008, we completed our acquisition of Fording Canadian Coal Trust ("Fording"), which primarily consisted of Fording's 60% interest in the Elk Valley Coal Partnership. We consider the acquisition of Fording material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2008, and believe that the internal controls and procedures at Fording have a material effect on our internal control over financial reporting. Prior to the completion of this acquisition, we included Elk Valley Coal Partnership in our evaluation of the effectiveness of our internal control over financial reporting, due to our 40% interest in the assets. We have, therefore, included Fording in our annual assessment of internal control over financial reporting for the year ended December 31, 2008.

Although we have generally maintained our internal controls over financial reporting that were in effect prior to the acquisition of Fording, subsequent to the acquisition we have performed additional controls relating to the consolidation of financial information used in the preparation of the consolidated financial statements. We believe that these changes have not negatively affected our internal control over financial reporting during the year ended December 31, 2008.


USE OF NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with accounting principles generally accepted in Canada (GAAP). This management's discussion and analysis of financial position and operating results refers to adjusted net earnings, comparative net earnings, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading "Average Commodity Prices and Exchange Rates". These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.


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38    Teck 2008 Management's Discussion and Analysis

CAUTION ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading "Outlook," but also elsewhere in this document, include estimates, forecasts, and statements as to management's expectations with respect to, among other things, our future earnings and cash flow, our plans to reduce or refinance our outstanding indebtedness and the expected impact of steps that we have taken to reduce spending, potential sources of funds to repay indebtedness, our planned sales of assets, ongoing discussions with our lenders, the future availability of unused credit lines, our ability to comply with debt covenants, our plans for our oil sands investments, forecast recoveries and the resolution of geotechnical issues at Highland Valley Copper, expected progress and costs of our Andacollo concentrate project, the financial and accounting consequences of our acquisition of the assets of Fording Canadian Coal Trust, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of mine permitting currently underway, our assessment of the quantum of potential natural resource damages and other costs in connection with the Upper Columbia River Basin and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and gold and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, the outcome of our ongoing discussions with lenders (including potential additional costs or covenants associated with the refinancing of our existing indebtedness and the risk that we may not be able to reach an appropriate accommodation with lenders), the results of our ongoing efforts to sell assets, further changes in our credit ratings, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2008, filed on SEDAR and on EDGAR under cover of Form 40F.


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                            Teck 2008 Management's Discussion and Analysis   39